Filed Pursuant to Rule 424(b)(3)

Registration No. 333-210880

CIM COMMERCIAL TRUST CORPORATION

SUPPLEMENT NO. 1, DATED MAY 14, 2018,

TO THE PROSPECTUS, DATED APRIL 11, 2018

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of CIM Commercial Trust Corporation (the “Company”) dated April 11, 2018 (the “Prospectus”).  This Supplement No. 1 supplements certain information contained in the Prospectus. This Supplement No. 1 should be read, and will be delivered, with the Prospectus.  Capitalized terms used in this Supplement No. 1 but not defined in this Supplement No. 1 shall have the meanings ascribed to them in the Prospectus.

Form 10-Q for the Quarter Ended March 31, 2018

On May 10, 2018, the Company filed with the United States Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. The Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 1.

Clarification Regarding the FINRA Estimated Per Share Value

As described in the section “Plan of Distribution—FINRA Estimated Per Share Value” of the Prospectus, the Company calculated the estimated value of the Series A Preferred Stock as of December 31, 2017 by dividing (i) the fair values of the Company’s investments in real estate and certain lending assets and the carrying amounts of the Company’s other assets less the carrying amounts of the Company’s liabilities, in each case as of December 31, 2017, by (ii) the number of shares of Series A Preferred Stock outstanding as of that date.

The terms of the Series A Preferred Stock expressly provide that the amount that a holder of Series A Preferred Stock would be entitled to receive upon the redemption of the Series A Preferred Stock or the liquidation of the Company would be equal to the stated value of the Series A Preferred Stock (i.e., $25.00 per share), plus all accumulated, accrued and unpaid dividends thereon (the “Maximum Value”), subject to any applicable redemption fee in the case of a redemption by such holder.  As a result, in no event would a holder of Series A Preferred Stock be entitled to receive an amount greater than the Maximum Value upon the redemption of such shares or the liquidation of the Company.

Accordingly, although the estimated value of the Series A Preferred Stock, calculated based on the fair market values of the assets and liabilities of the Company as described above, exceeded the Maximum Value, the Company determined that the estimated value of the Series A Preferred Stock, as of December 31, 2017, was equal to the Maximum Value, or $25.00 per share, plus accrued and unpaid dividends.

Extension of the Offering

The Prospectus provided for an initial offering period through June 28, 2018, subject to extension through June 28, 2019 in the Company’s sole discretion. The Company has determined to extend the offering through June 28, 2019, subject to the right of the Company to terminate the offering at any time prior to June 28, 2019.

Form 8-K

On May 10, 2018, the Company filed with the United States Securities and Exchange Commission a Current Report on Form 8-K, which is attached as Annex B to this Supplement No. 1.

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One):

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-13610

CIM COMMERCIAL TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	75-6446078 (I.R.S. Employer Identification No.)
17950 Preston Road, Suite 600, Dallas, TX 75252 (Address of principal executive offices)	(972) 349-3200 (Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒    NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES ☒    NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐

Smaller reporting company ☒	Emerging growth company ☐	(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐    NO ☒

As of May 4, 2018, the Registrant had outstanding 43,795,073 shares of common stock, par value $0.001 per share.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

PART I

Financial Information

Item 1.

Financial Statements

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2018	December 31, 2017
	(Unaudited)
ASSETS
Investments in real estate, net	$1,085,165	$957,725
Cash and cash equivalents	39,883	129,310
Restricted cash	30,311	27,008
Loans receivable, net	70,691	81,056
Accounts receivable, net	10,689	13,627
Deferred rent receivable and charges, net	86,001	84,748
Other intangible assets, net	12,569	6,381
Other assets	22,675	36,533
TOTAL ASSETS	$1,357,984	$1,336,388
LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY
LIABILITIES:
Debt, net	$641,257	$630,852
Accounts payable and accrued expenses	28,715	26,394
Intangible liabilities, net	4,349	1,070
Due to related parties	9,640	8,814
Other liabilities	14,610	14,629
Total liabilities	698,571	681,759
COMMITMENTS AND CONTINGENCIES (Note 15)
REDEEMABLE PREFERRED STOCK: Series A, $0.001 par value; 36,000,000 shares authorized; 1,533,088 and 1,531,408 shares issued and outstanding, respectively, at March 31, 2018 and 1,225,734 and 1,224,712 shares issued and outstanding, respectively, at December 31, 2017; liquidation preference of $25.00 per share, subject to adjustment	34,928	27,924
EQUITY:
Series A cumulative redeemable preferred stock, $0.001 par value; 36,000,000 shares authorized; 144,698 and 143,433 shares issued and outstanding, respectively, at March 31, 2018 and 61,435 and 60,592 shares issued and outstanding, respectively, at December 31, 2017; liquidation preference of $25.00 per share, subject to adjustment	3,568	1,508
Series L cumulative redeemable preferred stock, $0.001 par value; 9,000,000 shares authorized; 8,080,740 shares issued and outstanding at March 31, 2018 and December 31, 2017; liquidation preference of $28.37 per share, subject to adjustment	229,251	229,251
Common stock, $0.001 par value; 900,000,000 shares authorized; 43,784,939 shares issued and outstanding at March 31, 2018 and December 31, 2017	44	44
Additional paid-in capital	792,512	792,631
Accumulated other comprehensive income	2,814	1,631
Distributions in excess of earnings	(404,598)	(399,250)
Total stockholders’ equity	623,591	625,815
Noncontrolling interests	894	890
Total equity	624,485	626,705
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK, AND EQUITY	$1,357,984	$1,336,388

The accompanying notes are an integral part of these consolidated financial statements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share data)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
REVENUES:
Rental and other property income	$33,797	$51,059
Hotel income	9,689	9,750
Expense reimbursements	1,609	3,030
Interest and other income	3,303	3,110
	48,398	66,949
EXPENSES:
Rental and other property operating	18,020	22,960
Asset management and other fees to related parties	6,211	8,700
Interest	6,633	9,773
General and administrative	3,376	1,679
Transaction costs	—	13
Depreciation and amortization	13,148	17,231
	47,388	60,356
Gain on sale of real estate (Note 3)	—	187,734
INCOME BEFORE PROVISION FOR INCOME TAXES	1,010	194,327
Provision for income taxes	388	392
NET INCOME	622	193,935
Net income attributable to noncontrolling interests	(4)	(5)
NET INCOME ATTRIBUTABLE TO THE COMPANY	618	193,930
Redeemable preferred stock dividends accumulated (Note 10)	(3,152)	—
Redeemable preferred stock dividends declared (Note 10)	(493)	(31)
Redeemable preferred stock redemptions (Note 10)	1	—
NET (LOSS) INCOME AVAILABLE TO COMMON STOCKHOLDERS	$(3,026)	$193,899
NET (LOSS) INCOME AVAILABLE TO COMMON STOCKHOLDERS PER SHARE:
Basic	$(0.07)	$2.31
Diluted	$(0.07)	$2.31
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	43,785	84,048
Diluted	43,785	84,048

The accompanying notes are an integral part of these consolidated financial statements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(In thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
NET INCOME	$622	$193,935
Other comprehensive income: cash flow hedges	1,183	1,552
COMPREHENSIVE INCOME	1,805	195,487
Comprehensive income attributable to noncontrolling interests	(4)	(5)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$1,801	$195,482

The accompanying notes are an integral part of these consolidated financial statements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Equity

(In thousands, except share and per share data)

	Three Months Ended March 31, 2018
	Common Stock		Preferred Stock
			Series A		Series L
	Shares	Par Value	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Distributions in Excess of Earnings	Non-controlling Interests	Total Equity
	(Unaudited)
Balances, December 31, 2017	43,784,939	$44	60,592	$1,508	8,080,740	$229,251	$792,631	$1,631	$(399,250)	$890	$626,705
Stock-based compensation expense	—	—	—	—	—	—	38	—	—	—	38
Common dividends ($0.125 per share)	—	—	—	—	—	—	—	—	(5,473)	—	(5,473)
Issuance of Series A Preferred Warrants	—	—	—	—	—	—	17	—	—	—	17
Dividends to holders of Series A Preferred Stock ($0.34375 per share)	—	—	—	—	—	—	—	—	(493)	—	(493)
Reclassification of Series A Preferred Stock to permanent equity	—	—	82,841	2,060	—	—	(175)	—	—	—	1,885
Redemption of Series A Preferred Stock	—	—	—	—	—	—	1	—	—	—	1
Other comprehensive income	—	—	—	—	—	—	—	1,183	—	—	1,183
Net income	—	—	—	—	—	—	—	—	618	4	622
Balances, March 31, 2018	43,784,939	$44	143,433	$3,568	8,080,740	$229,251	$792,512	$2,814	$(404,598)	$894	$624,485

	Three Months Ended March 31, 2017
	Common Stock
	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions in Excess of Earnings	Non-controlling Interests	Total Equity
	(Unaudited)
Balances, December 31, 2016	84,048,081	$84	$1,566,073	$(509)	$(599,971)	$912	$966,589
Stock-based compensation expense	—	—	49	—	—	—	49
Common dividends ($0.21875 per share)	—	—	—	—	(18,386)	—	(18,386)
Issuance of Series A Preferred Warrants	—	—	4	—	—	—	4
Dividends to holders of Series A Preferred Stock ($0.34375 per share)	—	—	—	—	(31)	—	(31)
Other comprehensive income	—	—	—	1,552	—	—	1,552
Net income	—	—	—	—	193,930	5	193,935
Balances, March 31, 2017	84,048,081	$84	$1,566,126	$1,043	$(424,458)	$917	$1,143,712

The accompanying notes are an integral part of these consolidated financial statements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$622	$193,935
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred rent and amortization of intangible assets, liabilities and lease inducements	(1,388)	(2,379)
Depreciation and amortization	13,148	17,231
Transfer of right to collect supplemental real estate tax reimbursements	—	(5,097)
Gain on sale of real estate	—	(187,734)
Straight-line rent, below-market ground lease and amortization of intangible assets	(11)	441
Amortization of deferred loan costs	176	308
Amortization of premiums and discounts on debt	(34)	(160)
Unrealized premium adjustment	891	395
Amortization and accretion on loans receivable, net	(99)	67
Bad debt expense	109	65
Deferred income taxes	58	183
Stock-based compensation	38	49
Loans funded, held for sale to secondary market	(8,731)	(6,303)
Proceeds from sale of guaranteed loans	17,113	9,336
Principal collected on loans subject to secured borrowings	510	1,554
Other operating activity	(193)	(106)
Changes in operating assets and liabilities:
Accounts receivable and interest receivable	2,834	261
Other assets	(5,115)	(3,510)
Accounts payable and accrued expenses	(1,998)	(4,986)
Deferred leasing costs	(1,040)	(910)
Other liabilities	(8)	1,022
Due to related parties	826	(99)
Net cash provided by operating activities	17,708	13,563
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to investments in real estate	(4,119)	(3,305)
Acquisition of real estate	(112,048)	—
Proceeds from sale of real estate, net	—	289,939
Loans funded	(2,910)	(2,101)
Principal collected on loans	3,679	2,153
Other investing activity	49	56
Net cash (used in) provided by investing activities	(115,349)	286,742

(Continued)

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

(In thousands)

	Three Months Ended March 31,
	2018	2017
	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of mortgages payable	(510)	(26,477)
Proceeds from revolving credit facility	10,000	—
Payment of principal on secured borrowings	—	(1,554)
Proceeds from secured borrowings	773	—
Payment of deferred preferred stock offering costs	(404)	(261)
Payment of deferred loan costs	—	(4)
Payment of common dividends	(5,473)	(18,386)
Payment of special cash dividends	(1,575)	—
Payment of borrowing costs	—	(6)
Net proceeds from issuance of Series A Preferred Warrants	17	4
Net proceeds from issuance of Series A Preferred Stock	8,975	1,900
Payment of preferred stock dividends	(249)	(9)
Redemption of Series A Preferred Stock	(37)	—
Net cash provided by (used in) financing activities	11,517	(44,793)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(86,124)	255,512
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Beginning of period	156,318	176,609
End of period	$70,194	$432,121
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$39,883	$404,346
Restricted cash	30,311	27,775
Total cash and cash equivalents and restricted cash	$70,194	$432,121
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$6,603	$9,718
Federal income taxes paid	$—	$—
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Additions to investments in real estate included in accounts payable and accrued expenses	$14,096	$8,203
Net increase in fair value of derivatives applied to other comprehensive income	$1,183	$1,552
Additions to deferred costs included in accounts payable and accrued expenses	$837	$342
Accrual of dividends payable to preferred stockholders	$493	$31
Preferred stock offering costs offset against redeemable preferred stock in temporary equity	$61	$5
Reclassification of Series A Preferred Stock from temporary equity to permanent equity	$1,885	$—

The accompanying notes are an integral part of these consolidated financial statements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

1. ORGANIZATION AND OPERATIONS

CIM Commercial Trust Corporation (“CIM Commercial” or the “Company”), a Maryland corporation and real estate investment trust (“REIT”), or together with its wholly-owned subsidiaries (“we,” “us” or “our”) primarily acquires, owns, and operates Class A and creative office assets in vibrant and improving urban communities throughout the United States. These communities are located in areas that include traditional downtown areas and suburban main streets, which have high barriers to entry, high population density, improving demographic trends and a propensity for growth. We were originally organized in 1993 as PMC Commercial Trust (“PMC Commercial”), a Texas real estate investment trust.

On July 8, 2013, PMC Commercial entered into a merger agreement (the “Merger Agreement”) with CIM Urban REIT, LLC (“CIM REIT”), an affiliate of CIM Group, L.P. (“CIM Group” or “CIM”), and subsidiaries of the respective parties. CIM REIT was a private commercial REIT and was the owner of CIM Urban Partners, L.P. (“CIM Urban”). The transaction (the “Merger”) was completed on March 11, 2014 (the “Acquisition Date”). As a result of the Merger and related transactions, CIM Urban became our wholly-owned subsidiary.

Our common stock, $0.001 par value per share (“Common Stock”), is currently traded on the Nasdaq Global Market (“Nasdaq”) and on the Tel Aviv Stock Exchange (the “TASE”), in each case under the ticker symbol “CMCT.” Our Series L Preferred Stock (as defined in Note 10), $0.001 par value per share, is currently traded on Nasdaq and on the TASE, in each case under the ticker symbol “CMCTP.” We have authorized for issuance 900,000,000 shares of common stock and 100,000,000 shares of preferred stock (“Preferred Stock”).

CIM Commercial has qualified and intends to continue to qualify as a REIT, as defined in the Internal Revenue Code of 1986, as amended.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For more information regarding our significant accounting policies and estimates, please refer to “Basis of Presentation and Summary of Significant Accounting Policies” contained in Note 2 to our consolidated financial statements for the year ended December 31, 2017, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2018.

Interim Financial Information—The accompanying interim consolidated financial statements of CIM Commercial have been prepared by our management in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and note disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim consolidated financial statements do not include all of the information and notes required by GAAP for complete financial statements. The accompanying financial information reflects all adjustments which are, in the opinion of our management, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Operating results for the three months ended March 31, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. Our accompanying interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto, included in our Annual Report on Form 10-K filed with the SEC on March 12, 2018.

Principles of Consolidation—The consolidated financial statements include the accounts of CIM Commercial and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Investments in Real Estate—Real estate acquisitions are recorded at cost as of the acquisition date. Costs related to the acquisition of properties are expensed as incurred for acquisitions that occurred prior to October 1, 2017. For acquisitions occurring on or after October 1, 2017, we will conduct an analysis to determine if the acquisition constitutes a business combination or an asset purchase. If the acquisition constitutes a business combination, then the transaction costs will be expensed as incurred, and if the acquisition constitutes an asset purchase, then the transaction costs will be capitalized. Investments in real estate are stated at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives as follows:

Buildings and improvements	15 - 40 years
Furniture, fixtures, and equipment	3 - 5 years
Tenant improvements	Shorter of the useful lives or the terms of the related leases

Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. Ordinary repairs and maintenance are expensed as incurred.

Investments in real estate are evaluated for impairment on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. The estimated fair value of the asset group identified for step two of the impairment testing under GAAP is based on either the income approach with market discount rate, terminal capitalization rate and rental rate assumptions being most critical, or on the sales comparison approach to similar properties. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. We recognized no impairment of long-lived assets during each of the three months ended March 31, 2018 and 2017.

Derivative Financial Instruments—As part of our risk management and operational strategies, from time to time, we may enter into derivative contracts with various counterparties. All derivatives are recognized on the balance sheet at their estimated fair value. On the date that we enter into a derivative contract, we designate the derivative as a fair value hedge, a cash flow hedge, a foreign currency fair value or cash flow hedge, a hedge of a net investment in a foreign operation, or a trading or non-hedging instrument.

Changes in the estimated fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are initially recorded in other comprehensive income (“OCI”), and are subsequently reclassified into earnings as a component of interest expense when the variability of cash flows of the hedged transaction affects earnings (e.g., when periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the estimated fair value of the derivative differ from the variability in the cash flows of the forecasted transaction) is recognized in current-period earnings as a component of interest expense. When an interest rate swap designated as a cash flow hedge no longer qualifies for hedge accounting, we recognize changes in estimated fair value of the hedge previously deferred to accumulated other comprehensive income (“AOCI”), along with any changes in estimated fair value occurring thereafter, through earnings. We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the consolidated statements of cash flows as our accounting policy is to present the cash flows from the hedging instruments in the same category in the consolidated statements of cash flows as the category for the cash flows from the hedged items. See Note 12 for disclosures about our derivative financial instruments and hedging activities.

Revenue Recognition—We use a five-step model to recognize revenue for contracts with customers.  The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Revenue from leasing activities

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the terms of the leases when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is recorded as deferred rent. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is considered the owner of the improvements, any tenant improvement allowance that is funded is treated as an incentive. Lease incentives paid to tenants are included in other assets and amortized as a reduction to rental revenue on a straight-line basis over the term of the related lease.

Reimbursements from tenants, consisting of amounts due from tenants for common area maintenance, real estate taxes, insurance, and other recoverable costs, are recognized as revenue in the period the expenses are incurred. Tenant reimbursements are recognized and presented on a gross basis when we are primarily responsible for fulfilling the promise to provide the specified good or service and control that specified good or service before it is transferred to the tenant.

In addition to minimum rents, certain leases provide for additional rents based upon varying percentages of tenants’ sales in excess of annual minimums. Percentage rent is recognized once lessees’ specified sales targets have been met.

We derive parking revenues from leases with third-party operators. Our parking leases provide for additional rents based upon varying percentages of tenants’ sales in excess of annual minimums. Parking percentage rent is recognized once lessees’ specific sales targets have been met.

Revenue from lending activities

Interest income included in interest and other income is comprised of interest earned on loans and our short-term investments and the accretion of net loan origination fees and discounts. Interest income on loans is accrued as earned with the accrual of interest suspended when the related loan becomes a Non-Accrual Loan (as defined below).

Revenue from hotel activities

Hotel revenue is recognized upon establishment of a contract with a customer. At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, the Company considers all of the goods or services promised in the contract regardless of whether they are explicitly stated or implied by customary business practices. Various performance obligations of hotel revenues can be categorized as follows:

•                   cancellable and noncancelable room revenues from reservations and

•                   ancillary services including facility usage and food or beverage.

Cancellable reservations represent a single performance obligation of providing lodging services at the hotel. The Company satisfies its performance obligation and recognizes revenues associated with these reservations over time as services

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

are rendered to the customer. The Company satisfies its performance obligation and recognizes revenues associated with noncancelable reservations at the earlier of (i) the date on which the customer cancels the reservation or (ii) over time as services are rendered to the customer.

Ancillary services include facilities usage and providing food and beverage. The Company satisfies its performance obligation and recognizes revenues associated with these services at a point in time as the good or service is delivered to the customer.

At inception of these contracts with customers for hotel revenues, the contractual price is equivalent to the transaction price as there are no elements of variable consideration to estimate.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Amounts recognized for hotel revenues were $9,689,000 and $9,750,000 for the three months ended March 31, 2018 and March 31, 2017, respectively. Below is a reconciliation of the hotel revenue from contracts with customers to the total hotel segment revenue disclosed in Note 18:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Hotel properties
Hotel income	$9,689	$9,750
Rental and other property income	763	752
Interest and other income	39	16
Hotel revenues	$10,491	$10,518

Tenant recoveries outside of the lease agreements

Tenant recoveries outside of the lease agreements are related to construction projects in which our tenants have agreed to fully reimburse us for all costs related to construction. At inception of the contract with the customer, the contractual price is equivalent to the transaction price as there are no elements of variable consideration to estimate. While these individual services are distinct, in the context of the arrangement with the customer, all of these services are bundled together and represent a single package of construction services requested by the customer. The Company satisfies its performance obligation and recognizes revenues associated with these services over time as the construction is completed.

Amounts recognized for tenant recoveries outside of the lease agreements were $3,000 and $4,000 for the three months ended March 31, 2018 and March 31, 2017, respectively, and are included in expense reimbursements on the consolidated statements of operations. As of March 31, 2018, there were no remaining performance obligations associated with tenant recoveries outside of the lease agreements.

Loans Receivable—Our loans receivable are carried at their unamortized principal balance less unamortized acquisition discounts and premiums, retained loan discounts and loan loss reserves. For loans originated under the Small Business Administration’s (“SBA”) 7(a) Guaranteed Loan Program (“SBA 7(a) Program”), we sell the portion of the loan that is guaranteed by the SBA. Upon sale of the SBA guaranteed portion of the loans, which are accounted for as sales, the unguaranteed portion of the loan retained by us is valued on a fair value basis and a discount is recorded as a reduction in basis of the retained portion of the loan.

At the Acquisition Date, the carrying value of our loans was adjusted to estimated fair market value and acquisition discounts of $33,907,000 were recorded, which are being accreted to interest and other income using the effective interest method. We sold substantially all of our commercial mortgage loans with unamortized acquisition discounts of $15,951,000 to an unrelated third party in December 2015. Acquisition discounts of $1,206,000 remained as of March 31, 2018, which have not yet been accreted to income.

A loan receivable is generally classified as non-accrual (a “Non-Accrual Loan”) if (i) it is past due as to payment of principal or interest for a period of 60 days or more, (ii) any portion of the loan is classified as doubtful or is charged-off or (iii) the repayment in full of the principal and/or interest is in doubt. Generally, loans are charged-off when management determines that we will be unable to collect any remaining amounts due under the loan agreement, either through liquidation of collateral or other means. Interest income, included in interest and other income, on a Non-Accrual Loan is recognized on either the cash basis or the cost recovery basis.

On a quarterly basis, and more frequently if indicators exist, we evaluate the collectability of our loans receivable. Our evaluation of collectability involves judgment, estimates, and a review of the ability of the borrower to make principal and interest payments, the underlying collateral and the borrowers’ business models and future operations in accordance with

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Accounting Standards Codification (“ASC”) 450-20, Contingencies—Loss Contingencies, and ASC 310-10, Receivables. For the three months ended March 31, 2018 and 2017, we recorded a net impairment of $0 and $12,000 on our loans receivable, respectively. We establish a general loan loss reserve when available information indicates that it is probable a loss has occurred based on the carrying value of the portfolio and the amount of the loss can be reasonably estimated. Significant judgment is required in determining the general loan loss reserve, including estimates of the likelihood of default and the estimated fair value of the collateral. The general loan loss reserve includes those loans, which may have negative characteristics which have not yet become known to us. In addition to the reserves established on loans not considered impaired that have been evaluated under a specific evaluation, we establish the general loan loss reserve using a consistent methodology to determine a loss percentage to be applied to loan balances. These loss percentages are based on many factors, primarily cumulative and recent loss history and general economic conditions.

Deferred Rent Receivable and Charges—Deferred rent receivable and charges consist of deferred rent, deferred leasing costs, deferred offering costs (Note 10) and other deferred costs. Deferred rent receivable is $53,597,000 and $52,619,000 at March 31, 2018 and December 31, 2017, respectively. Deferred leasing costs, which represent lease commissions and other direct costs associated with the acquisition of tenants, are capitalized and amortized on a straight-line basis over the terms of the related leases. Deferred leasing costs of $49,253,000 and $52,414,000 are presented net of accumulated amortization of $21,163,000 and $23,807,000 at March 31, 2018 and December 31, 2017, respectively. Deferred offering costs represent direct costs incurred in connection with our offering of Series A Preferred Units (as defined in Note 10), excluding costs specifically identifiable to a closing, such as commissions, dealer-manager fees, and other registration fees. For a specific issuance of Series A Preferred Units, associated offering costs are reclassified as a reduction of proceeds raised on the issuance date. Offering costs incurred but not directly related to a specifically identifiable closing are deferred. Deferred offering costs are first allocated to each issuance on a pro-rata basis equal to the ratio of Series A Preferred Units issued in an issuance to the maximum number of Series A Preferred Units that are expected to be issued. Then, the deferred offering costs allocated to such issuance are further allocated to the Series A Preferred Stock (as defined in Note 10) and Series A Preferred Warrants (as defined in Note 10) issued in such issuance based on the relative fair value of the instruments on the date of issuance. The deferred offering costs allocated to the Series A Preferred Stock and Series A Preferred Warrants are reductions to temporary equity and permanent equity, respectively. Deferred offering costs of $3,826,000 and $3,401,000 related to our offering of Series A Preferred Units are included in deferred rent receivable and charges at March 31, 2018 and December 31, 2017, respectively. Other deferred costs are $488,000 and $121,000 at March 31, 2018 and December 31, 2017, respectively.

Redeemable Preferred Stock—Beginning on the date of original issuance of any given shares of Series A Preferred Stock (Note 10), the holder of such shares has the right to require the Company to redeem such shares at a redemption price of 100% of the Series A Preferred Stock Stated Value (as defined in Note 10), plus accrued and unpaid dividends, subject to the payment of a redemption fee until the fifth anniversary of such issuance. From and after the fifth anniversary of the date of the original issuance, the holder will have the right to require the Company to redeem such shares at a redemption price of 100% of the Series A Preferred Stock Stated Value, plus accrued and unpaid dividends, without a redemption fee, and the Company will have the right (but not the obligation) to redeem such shares at 100% of the Series A Preferred Stock Stated Value, plus accrued and unpaid dividends. The applicable redemption price payable upon redemption of any Series A Preferred Stock is payable in cash or, on or after the first anniversary of the issuance of such shares of Series A Preferred Stock to be redeemed, in the Company’s sole discretion, in cash or in equal value through the issuance of shares of Common Stock, based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption. Since a holder of Series A Preferred Stock has the right to request redemption of such shares and redemptions prior to the first anniversary are to be paid in cash, we have recorded the activity related to our Series A Preferred Stock in temporary equity. We recorded the activity related to our Series A Preferred Warrants (Note 10) in permanent equity. On the first anniversary of the date of original issuance of a particular share of Series A Preferred Stock, we reclassify such share of Series A Preferred Stock from temporary equity to permanent equity because the feature giving rise to temporary equity classification, the requirement to satisfy redemption requests in cash, lapses on the first anniversary date. Proceeds and expenses from the sale of the Series A Preferred Units are allocated to the Series A Preferred Stock and the Series A Preferred Warrants using their relative fair values on the date of issuance.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Our Series L Preferred Stock (as defined in Note 10) is redeemable at the option of the holder or CIM Commercial. From and after the fifth anniversary of the date of original issuance of the Series L Preferred Stock, each holder will have the right to require the Company to redeem, and the Company will also have the option to redeem (subject to certain conditions), such shares of Series L Preferred Stock at a redemption price equal to the Series L Preferred Stock Stated Value (as defined in Note 10), plus, provided certain conditions are met, all accrued and unpaid distributions. Notwithstanding the foregoing, a holder of shares of our Series L Preferred Stock may require us to redeem such shares at any time prior to the fifth anniversary of the date of original issuance of the Series L Preferred Stock if (1) we do not declare and pay in full the distributions on the Series L Preferred Stock for any annual period prior to such fifth anniversary (provided that the first distribution on the Series L Preferred Stock is payable in January 2019) or (2) we do not declare and pay all accrued and unpaid distributions on the Series L Preferred Stock for all past dividend periods prior to the applicable holder redemption date. The applicable redemption price payable upon redemption of any Series L Preferred Stock will be made, in the Company’s sole discretion, in the form of (A) cash in Israeli new shekels (“ILS”) at the then-current currency exchange rate determined in accordance with the Articles Supplementary defining the terms of the Series L Preferred Stock, (B) in equal value through the issuance of shares of Common Stock, with the value of such Common Stock to be deemed the lower of (i) our NAV per share of our Common Stock as most recently published by the Company as of the effective date of redemption and (ii) the volume-weighted average price of our Common Stock, determined in accordance with the Articles Supplementary defining the terms of the Series L Preferred Stock, or (C) in a combination of cash in ILS and our Common Stock, based on the conversion mechanisms set forth in (A) and (B), respectively. We recorded the activity related to our Series L Preferred Stock in permanent equity.

Noncontrolling Interests—Noncontrolling interests represent the interests in various properties owned by third parties.

Restricted Cash—Our mortgage loan and hotel management agreements provide for depositing cash into restricted accounts reserved for capital expenditures, free rent, tenant improvement and leasing commission obligations. Restricted cash also includes cash required to be segregated in connection with certain of our loans receivable.

Reclassifications—Certain prior period amounts have been reclassified to conform with the current period presentation. These reclassifications had no effect on previously reported net income or cash flows, other than the adoption of Accounting Standards Update (“ASU”) 2016-18 (as defined below) on January 1, 2018, which requires the inclusion of restricted cash in our consolidated statements of cash flows.

Assets Held for Sale and Discontinued Operations—In the ordinary course of business, we may periodically enter into agreements relating to dispositions of our assets. Some of these agreements are non-binding because either they do not obligate either party to pursue any transactions until the execution of a definitive agreement or they provide the potential buyer with the ability to terminate without penalty or forfeiture of any material deposit, subject to certain specified contingencies, such as completion of due diligence at the discretion of such buyer. We do not classify assets that are subject to such non-binding agreements as held for sale.

We classify assets as held for sale, if material, when they meet the necessary criteria, which include: a) management commits to and actively embarks upon a plan to sell the assets, b) the assets to be sold are available for immediate sale in their present condition, c) the sale is expected to be completed within one year under terms usual and customary for such sales and d) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We generally believe that we meet these criteria when the plan for sale has been approved by our board of directors (the “Board of Directors”), there are no known significant contingencies related to the sale and management believes it is probable that the sale will be completed within one year.

Assets held for sale are recorded at the lower of cost or estimated fair value less cost to sell. In addition, if we were to determine that the asset disposal associated with assets held for sale or disposed of represents a strategic shift, the revenues, expenses and net gain (loss) on dispositions would be recorded in discontinued operations for all periods presented through the date of the applicable disposition.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

We sold all of our multifamily properties during the year ended December 31, 2017. We assessed the sale of these properties in accordance with ASC 205-20, Discontinued Operations. In our assessment, we considered, among other factors, the materiality of the revenue, net operating income, and total assets of our multifamily segment. Based on our qualitative and quantitative assessment, we concluded the disposals did not represent a strategic shift that will have a major effect on our operations and financial results and therefore should not be classified as discontinued operations on our consolidated financial statements.

Consolidation Considerations for Our Investments in Real Estate—ASC 810-10, Consolidation, addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights that would require the entity to be consolidated. We analyze our investments in real estate in accordance with this accounting standard to determine whether they are variable interest entities, and if so, whether we are the primary beneficiary. Our judgment with respect to our level of influence or control over an entity and whether we are the primary beneficiary of a variable interest entity involves consideration of various factors, including the form of our ownership interest, our voting interest, the size of our investment (including loans), and our ability to participate in major policy-making decisions. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in real estate on our consolidated financial statements.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is designed to improve the recognition and measurement of financial instruments through targeted changes to existing GAAP. The ASU requires an entity to: (i) measure equity investments at fair value through net income, with certain exceptions; (ii) present in OCI the changes in instrument-specific credit risk for financial liabilities measured using the fair value option; (iii) present financial assets and financial liabilities by measurement category and form of financial asset; (iv) calculate the fair value of financial instruments for disclosure purposes based on an exit price; and (v) assess a valuation allowance on deferred tax assets related to unrealized losses of available-for-sale debt securities in combination with other deferred tax assets. In addition, the ASU provides an election to subsequently measure certain nonmarketable equity investments at cost less any impairment and adjusted for certain observable price changes. The ASU also requires a qualitative impairment assessment of such equity investments and amends certain fair value disclosure requirements. For public business entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which is intended to improve financial reporting about leasing transactions. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP, which requires a lessee to recognize only capital leases on the balance sheet, the new ASU will require a lessee to recognize both types of leases on the balance sheet. The lessor accounting will remain largely unchanged from current GAAP. However, the ASU contains some targeted improvements that are intended to align, where necessary, lessor accounting with the lessee accounting model and with the updated revenue recognition guidance issued in 2014. For public entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018.

We are currently conducting an evaluation of the impact of the guidance on our consolidated financial statements. We currently believe that the adoption of the standard will not significantly change the accounting for operating leases on our

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

consolidated balance sheet where we are the lessor, and that such leases will be accounted for in a similar method to existing standards with the underlying leased asset being recognized and reported as a real estate asset. We currently expect that certain non-lease components may need to be accounted for separately from the lease components, with the lease components continuing to be recognized on a straight-line basis over the term of the lease and certain non-lease components (such as certain expense reimbursements) being accounted for under the new revenue recognition guidance in ASU 2014-09. We expect to adopt the guidance on a modified retrospective basis.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity. The amendments in the ASU replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2019. Early adoption is permitted for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. We are currently in the process of evaluating the impact of adoption of this new accounting guidance on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017.  The Company adopted ASU 2016-15 on January 1, 2018 and such adoption did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update do not provide a definition of restricted cash or restricted cash equivalents. For public entities, the ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. The Company adopted ASU 2016-18 on January 1, 2018. Restricted cash is now included as a component of cash, cash equivalents, and restricted cash on the Company’s consolidated statements of cash flows. The inclusion of restricted cash resulted in a decrease to net cash provided by investing activities of $4,385,000 for the three months ended March 31, 2017.

In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which makes certain technical corrections and improvements to ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In February 2017, the FASB issued ASU No. 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, which provided further clarification on the recognition of gains and losses from the transfer of nonfinancial assets in contracts with noncustomers provided for under ASU 2014-09. This revenue recognition standard became effective for the Company on January 1, 2018. The standard allows the use of a full retrospective or modified retrospective approach to adopt this ASU. The full retrospective approach requires entities to recast their revenues for all periods presented to conform with the new revenue recognition guidance. Revenues that are restated for periods before January 1, 2016 will be reflected as an adjustment to retained earnings as of January 1, 2016. Under the modified retrospective approach, an entity can apply the standard to all contracts existing as of January 1, 2018, or only to uncompleted contracts existing as of January 1, 2018. Any differences in current and new revenue recognition guidance would be reflected as an adjustment to retained earnings as of January 1, 2018 under this approach. Under both approaches, additional disclosures may be required depending on the significance of the revenues impacted. The Company has elected to use the modified retrospective approach for all uncompleted contracts as of January 1, 2018.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

The core principle of this revenue recognition standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, with an emphasis on the timing of the transfer of control of these goods or services to the customer. The guidance requires the use of a new five-step model, which includes (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations, and (v) recognizing revenue when (or as) the entities satisfies a performance obligation.

Our revenues and gains that were scoped into the revenue recognition standard were (i) hotel revenues, (ii) gains on sales of real estate, and (iii) certain tenant recoveries outside of the terms of the lease agreement.

For all contracts within the scope of this new revenue recognition standard, which include hotel revenues, sales of real estate, and tenant recoveries outside the lease agreements, the Company determined that there were no differences in the recognition of timing and amount under the current and new guidance. Therefore, the adoption of this standard effective January 1, 2018 did not result in an adjustment to our retained earnings on January 1, 2018. Additionally, a majority of the Company’s revenues are primarily concentrated in rental income from leases which are outside of the scope of the new revenue recognition standard. The Company adopted this guidance on January 1, 2018 and such adoption did not have a material impact on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting. Under the guidance, an entity will not apply modification accounting to a share-based payment award if the award’s fair value, vesting conditions, and classification as an equity or liability instrument remain the same immediately before and after the change. For public entities, the ASU is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The Company adopted ASU 2017-09 on January 1, 2018 and such adoption did not have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, which simplifies and expands the eligible hedging strategies for financial and nonfinancial risks by more closely aligning hedge accounting with a company’s risk management activities, and also simplifies the application of Topic 815, Derivatives and Hedging, through targeted improvements in key practice areas. In addition, the ASU prescribes how hedging results should be presented and requires incremental disclosures. Further, the ASU provides partial relief on the timing of certain aspects of hedge documentation and eliminates the requirement to recognize hedge ineffectiveness separately in earnings in the current period. For public entities, the ASU is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. Early adoption is permitted in any interim period after issuance of the ASU for existing hedging relationships on the date of adoption. We are currently in the process of evaluating the impact of adoption of this new accounting guidance on our consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118, which addresses the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed in reasonable detail to complete the accounting for certain tax effects of the Tax Cuts and Jobs Act (the “2017 Act”), which was signed into law on December 22, 2017. The guidance requires that the impact of the new tax laws take effect on the enactment date but provides relief to registrants under certain scenarios. The Company has evaluated the guidance and determined that the effects of the 2017 Act do not have a material impact on our consolidated financial statements.

3. ACQUISITIONS AND DISPOSITIONS

The fair value of real estate acquired is recorded to the acquired tangible assets, consisting primarily of land, land improvements, building and improvements, tenant improvements, and furniture, fixtures, and equipment, and identified

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

intangible assets and liabilities, consisting of the value of acquired above-market and below-market leases, in-place leases and ground leases, if any, based in each case on their respective fair values. Loan premiums, in the case of above-market rate loans, or loan discounts, in the case of below-market rate loans, are recorded based on the fair value of any loans assumed in connection with acquiring the real estate.

2018 Transactions—On January 18, 2018, we acquired a 100% fee-simple interest in an office property known as 9460 Wilshire Boulevard from an unrelated third-party. The property has approximately 68,866 square feet of office space and 22,884 square feet of retail space and is located in Beverly Hills, California. The acquisition was funded with proceeds from our Series L Preferred Stock offering, and the acquired property is reported as part of the office segment (Note 18). We performed an analysis and, based on our analysis, determined this acquisition was an asset purchase and not a business combination.  As such, transaction costs were capitalized as incurred in connection with this acquisition.

Property	Asset Type	Date of Acquisition	Square Feet	Purchase Price (1)
				(in thousands)
9460 Wilshire Boulevard, Beverly Hills, CA	Office	January 18, 2018	91,750	$132,000

(1)                                 In December 2017, at the time we entered into the purchase and sale agreement, we made a $20,000,000 non-refundable deposit to an escrow account that is included in other assets on our consolidated balance sheet at December 31, 2017. Transaction costs that were capitalized in connection with the acquisition of this property totaled $48,000, which are not included in the purchase price above.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

The results of operations of the property we acquired during the three months ended March 31, 2018 have been included in the consolidated statement of operations from the date of acquisition. The purchase price of the acquisition completed during the three months ended March 31, 2018 was individually less than 10% of total assets as of the most recent annual consolidated financial statements filed at or prior to the date of acquisition. The fair value of the net assets acquired for the aforementioned acquisition during the three months ended March 31, 2018 are as follows:

(in thousands)
Land	$52,199
Land improvements	756
Buildings and improvements	74,522
Tenant improvements	1,451
Acquired in-place leases (1)	7,003
Acquired above-market leases (1)	109
Acquired below-market leases (1)	(3,992)
Net assets acquired	$132,048

(1)                                 Acquired in-place leases, above-market leases, and below market leases have weighted average amortization periods of 3 years, 2 years, and 3 years, respectively.

There were no dispositions during the three months ended March 31, 2018.

2017 Transactions—There were no acquisitions during the three months ended March 31, 2017.

We sold a 100% fee-simple interest in the following property to an unrelated third-party. Transaction costs related to these sales were expensed as incurred.

Property	Asset Type	Date of Sale	Square Feet	Sales Price	Transaction Costs		Gain on Sale
				(in thousands)
211 Main Street, San Francisco, CA	Office	March 28, 2017	417,266	$292,882	$2,943	(1)	$187,734

(1)                                 Includes a prepayment penalty incurred in connection with the prepayment of the mortgage on the property in the amount of $1,508,000 (Note 7).

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

The results of operations of the property we sold have been included in the consolidated statement of operations through the property’s disposition date. The following is the detail of the carrying amounts of assets and liabilities at the time of the sale of the property that occurred during the three months ended March 31, 2017:

(in thousands)
Assets
Investments in real estate, net	$93,747
Deferred rent receivable and charges, net	10,822
Other intangible assets, net	32
Total assets	$104,601
Liabilities
Debt, net (1)	$25,996
Intangible liabilities, net	1,731
Total liabilities	$27,727

(1)                                 Net of $665,000 of premium on assumed mortgage.

4. INVESTMENTS IN REAL ESTATE

Investments in real estate consist of the following:

	March 31, 2018	December 31, 2017
	(in thousands)
Land	$273,984	$221,785
Land improvements	18,501	17,745
Buildings and improvements	922,404	847,849
Furniture, fixtures, and equipment	3,225	3,363
Tenant improvements	133,362	128,876
Work in progress	14,606	9,162
Investments in real estate	1,366,082	1,228,780
Accumulated depreciation	(280,917)	(271,055)
Net investments in real estate	$1,085,165	$957,725

We recorded depreciation expense of $10,679,000 and $14,684,000 for the three months ended March 31, 2018 and 2017, respectively.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

5. LOANS RECEIVABLE

Loans receivable consist of the following:

	March 31, 2018	December 31, 2017
	(in thousands)
SBA 7(a) loans, subject to credit risk	$48,443	$58,298
SBA 7(a) loans, subject to secured borrowings	21,881	21,664
Commercial mortgage loans	—	424
Loans receivable	70,324	80,386
Deferred capitalized costs	835	1,132
Loan loss reserves	(468)	(462)
Loans receivable, net	$70,691	$81,056

SBA 7(a) Loans, Subject to Credit Risk—Represents the non-government guaranteed retained portion of loans originated under the SBA 7(a) Program and the government guaranteed portion of loans that have not yet been fully funded or sold.

SBA 7(a) Loans, Subject to Secured Borrowings—Represents the government guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings—government guaranteed loans. There is no credit risk associated with these loans since the SBA has guaranteed payment of the principal.

Commercial Mortgage Loans—Represents loans to small businesses primarily collateralized by first liens on the real estate of the related business.

At March 31, 2018 and December 31, 2017, 100.0% of our loans subject to credit risk were current. We classify loans with negative characteristics in substandard categories ranging from special mention to doubtful. At March 31, 2018 and December 31, 2017, $470,000 and $388,000, respectively, of loans subject to credit risk were classified in substandard categories.

At March 31, 2018 and December 31, 2017, our loans subject to credit risk were 96.8% and 97.3%, respectively, concentrated in the hospitality industry.

6. OTHER INTANGIBLE ASSETS

A schedule of our intangible assets and liabilities and related accumulated amortization and accretion as of March 31, 2018 and December 31, 2017 is as follows:

	Assets			Liabilities
March 31, 2018	Acquired Above- Market Leases	Acquired In-Place Leases	Trade Name and License	Acquired Below- Market Leases
	(in thousands)
Gross balance	$146	$18,090	$2,957	$(6,711)
Accumulated amortization	(12)	(8,612)	—	2,362
	$134	$9,478	$2,957	$(4,349)
Average useful life (in years)	3	7	Indefinite	4

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

	Assets			Liabilities
December 31, 2017	Acquired Above- Market Leases	Acquired In-Place Leases	Trade Name and License	Acquired Below- Market Leases
	(in thousands)
Gross balance	$37	$11,087	$2,957	$(2,902)
Accumulated amortization	—	(7,700)	—	1,832
	$37	$3,387	$2,957	$(1,070)
Average useful life (in years)	7	9	Indefinite	5

The amortization of the acquired above-market leases which decreased rental and other property income was $12,000 and $3,000 for the three months ended March 31, 2018 and 2017, respectively. The amortization of the acquired in-place leases included in depreciation and amortization expense was $912,000 and $216,000 for the three months ended March 31, 2018 and 2017, respectively. Tax abatement amortization included in rental and other property operating expenses was $0 and $138,000 for the three months ended March 31, 2018 and 2017, respectively. The amortization of the acquired below-market ground lease included in rental and other property operating expenses was $0 and $35,000 for the three months ended March 31, 2018 and 2017, respectively. The amortization of the acquired below-market leases included in rental and other property income was $713,000 and $419,000 for the three months ended March 31, 2018 and 2017, respectively.

A schedule of future amortization and accretion of acquisition related intangible assets and liabilities as of March 31, 2018, is as follows:

	Assets		Liabilities
Years Ending December 31,	Acquired Above-Market Leases	Acquired In-Place Leases	Acquired Below-Market Leases
	(in thousands)
2018 (Nine months ending December 31, 2018)	$39	$2,779	$(1,477)
2019	54	3,222	(1,540)
2020	18	1,535	(751)
2021	5	798	(347)
2022	5	562	(234)
Thereafter	13	582	—
	$134	$9,478	$(4,349)

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

7. DEBT

Information on our debt is as follows:

	March 31, 2018	December 31, 2017
	(in thousands)
Mortgage loans with a fixed interest rate of 4.14% per annum, with monthly payments of interest only, and balances totaling $370,300,000 due on July 1, 2026. The loans are nonrecourse.	$370,300	$370,300
Mortgage loan with a fixed interest rate of 4.50% per annum, with monthly payments of interest only for 10 years, and payments of interest and principal starting in February 2022. The loan has a $42,008,000 balance due on January 5, 2027. The loan is nonrecourse.	46,000	46,000
	416,300	416,300
Deferred loan costs related to mortgage loans	(1,494)	(1,540)
Total Mortgages Payable	414,806	414,760
Secured borrowing principal on SBA 7(a) loans sold for a premium and excess spread—variable rate, reset quarterly, based on prime rate with weighted average coupon rate of 5.10% and 4.85% at March 31, 2018 and December 31, 2017, respectively.	16,347	16,812
Secured borrowing principal on SBA 7(a) loans sold for excess spread—variable rate, reset quarterly, based on prime rate with weighted average coupon rate of 2.82% and 2.60% at March 31, 2018 and December 31, 2017, respectively.	4,607	3,879
	20,954	20,691
Unamortized premiums	1,412	1,466
Total Secured Borrowings—Government Guaranteed Loans	22,366	22,157
Unsecured term loan facility	170,000	170,000
Junior subordinated notes with a variable interest rate which resets quarterly based on the 90-day LIBOR (as defined below) plus 3.25%, with quarterly interest only payments. Balance due at maturity on March 30, 2035.	27,070	27,070
Unsecured credit facility	10,000	—
	207,070	197,070
Deferred loan costs related to unsecured term loan and credit facilities	(1,068)	(1,198)
Discount on junior subordinated notes	(1,917)	(1,937)
Total Other	204,085	193,935
Total Debt	$641,257	$630,852

The mortgages payable are secured by deeds of trust on certain of the properties and assignments of rents. The junior subordinated notes may be redeemed at par at our option.

Secured borrowings—government guaranteed loans represent sold loans which are treated as secured borrowings because the loan sales did not meet the derecognition criteria provided for in ASC 860-30, Secured Borrowing and Collateral. These loans included cash premiums that are amortized as a reduction to interest expense over the life of the loan using the effective interest method and are fully amortized when the underlying loan is repaid in full.

Deferred loan costs, which represent legal and third-party fees incurred in connection with our borrowing activities, are capitalized and amortized to interest expense on a straight-line basis over the life of the related loan, approximating the effective interest method. Deferred loan costs of $3,843,000 and $3,843,000 are presented net of accumulated amortization of $1,281,000 and $1,105,000 at March 31, 2018 and December 31, 2017, respectively, and are a reduction to total debt.

In September 2014, CIM Commercial entered into an $850,000,000 unsecured credit facility with a bank syndicate consisting of a $450,000,000 revolver, a $325,000,000 term loan and a $75,000,000 delayed-draw term loan. CIM Commercial is subject to certain financial maintenance covenants and a minimum property ownership condition. Outstanding advances

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

under the revolver bear interest at (i) the base rate plus 0.20% to 1.00% or (ii) the London Interbank Offered Rate (“LIBOR”) plus 1.20% to 2.00%, depending on the maximum consolidated leverage ratio. Outstanding advances under the term loans bore interest at (i) the base rate plus 0.15% to 0.95% or (ii) LIBOR plus 1.15% to 1.95%, depending on the maximum consolidated leverage ratio. The revolver is also subject to an unused commitment fee of 0.15% or 0.25% depending on the amount of aggregate unused commitments. The delayed-draw term loan was also subject to an unused line fee of 0.25%. Proceeds from the unsecured credit facility were used to repay mortgage loans and outstanding balances under our prior unsecured credit facilities, for acquisitions, short-term funding of a Common Stock tender offer in June 2016, short-term funding of a private repurchase of Common Stock in June 2017, and general corporate purposes. In June 2016, we entered into six mortgage loan agreements with an aggregate principal amount of $392,000,000. A portion of the net proceeds from the loans was used to repay outstanding balances under our unsecured credit facility and the remaining portion was used to repurchase shares of our Common Stock in a private repurchase in September 2016. The June 2017 borrowing used to fund the private share repurchase was repaid using proceeds from subsequent asset sales. The credit facility was set to mature in September 2016 and, prior to maturity, we exercised the first of two one year extension options through September 2017 and we permanently reduced the revolving credit commitment under the credit facility to $200,000,000. In August 2017, we exercised the second of two one year extension options through September 2018 and, in connection with such exercise, we paid an extension fee of $300,000. At March 31, 2018 and December 31, 2017, $10,000,000 and $0, respectively, was outstanding under the credit facility. The unused capacity on the unsecured credit facility, based on covenant restrictions at March 31, 2018 and December 31, 2017, was approximately $190,000,000 and $200,000,000, respectively.

In May 2015, CIM Commercial entered into an unsecured term loan facility with a bank syndicate pursuant to which CIM Commercial could borrow up to a maximum of $385,000,000. The term loan facility ranks pari passu with CIM Commercial’s unsecured credit facility described above; covenants under the term loan facility are substantially the same as those in the unsecured credit facility. Outstanding advances under the term loan facility bear interest at (i) the base rate plus 0.60% to 1.25% or (ii) LIBOR plus 1.60% to 2.25%, depending on the maximum consolidated leverage ratio. The unused portion of the term loan facility was also subject to an unused fee of 0.20%. The term loan facility matures in May 2022. On November 2, 2015, $385,000,000 was drawn under the term loan facility. Proceeds from the term loan facility were used to repay balances outstanding under our unsecured credit facility. On August 3, 2017, we repaid $65,000,000 of outstanding borrowings on our unsecured term loan facility. In connection with such paydown, we wrote off deferred loan costs of $601,000 and related accumulated amortization of $193,000, a proportionate amount to the borrowings being repaid. Additionally, on November 29, 2017, we repaid $150,000,000 of outstanding borrowings on our unsecured term loan facility. In connection with such paydown, we wrote off deferred loan costs of $1,387,000 and related accumulated amortization of $512,000, a proportionate amount to the borrowings being repaid. At March 31, 2018 and December 31, 2017, $170,000,000 was outstanding under the term loan facility and the variable interest rate was 3.26% and 2.96%, respectively. The interest rate of the term loan facility has been effectively converted to a fixed rate of 3.16% until May 8, 2020 (Note 12) through interest rate swaps that convert the interest rate on the first $170,000,000 of our one-month LIBOR indexed variable rate borrowings to a fixed rate.

At March 31, 2018 and December 31, 2017, we were in compliance with all of our respective financial covenants under the unsecured credit and term loan facilities.

On March 28, 2017, in connection with the sale of an office property in San Francisco, California, we paid off a mortgage with an outstanding balance of $25,331,000 using proceeds from the sale. Additionally, we paid a prepayment penalty of $1,508,000 in connection with the prepayment of this mortgage (Note 3).

At March 31, 2018 and December 31, 2017, accrued interest and unused commitment fees payable of $1,981,000 and $2,098,000, respectively, are included in accounts payable and accrued expenses.

We are currently in discussions with a group of banks with respect to our financing options following the maturity of our unsecured credit facility in September 2018 as well as the possibility of refinancing our unsecured term loan facility. There can be no assurance that such discussions will result in any new financing arrangements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Future principal payments on our debt (face value) at March 31, 2018 are as follows:

Years Ending December 31,	Secured Borrowings Principal (1)	Mortgages Payable	Other (2)	Total
	(in thousands)
2018 (Nine months ending December 31, 2018)	$555	$—	$10,000	$10,555
2019	770	—	—	770
2020	805	—	—	805
2021	842	—	—	842
2022	881	679	170,000	171,560
Thereafter	17,101	415,621	27,070	459,792
	$20,954	$416,300	$207,070	$644,324

(1)                                 Principal payments are generally dependent upon cash flows received from the underlying loans. Our estimate of their repayment is based on scheduled principal payments on the underlying loans. Our estimate will differ from actual amounts to the extent we experience prepayments and/or loan liquidations or charge-offs. No payment is due unless payments are received from the borrowers on the underlying loans.

(2)                                 Represents the junior subordinated notes and unsecured credit and term loan facilities.

8. STOCK-BASED COMPENSATION PLANS

In May 2016, we granted awards of 3,392 restricted shares of Common Stock to each of the independent members of the Board of Directors (10,176 in aggregate) under the 2015 Equity Incentive Plan, which fully vested in May 2017 based on one year of continuous service. In June 2017, we granted awards of 3,195 restricted shares of Common Stock to each of the independent members of the Board of Directors (9,585 in aggregate) under the 2015 Equity Incentive Plan, which vest after one year of continuous service. In May 2018, we granted awards of 3,378 restricted shares of Common Stock to each of the independent members of the Board of Directors (10,134 in aggregate) under the 2015 Equity Incentive Plan, which vest after one year of continuous service. Compensation expense related to these restricted shares of Common Stock is recognized over the vesting period. We recorded compensation expense of $38,000 and $48,000 for the three months ended March 31, 2018 and 2017, respectively, related to these restricted shares of Common Stock.

We issued to two of our executive officers an aggregate of 2,000 restricted shares of Common Stock on March 6, 2015, which fully vested in March 2017. The restricted shares of Common Stock vested based on two years of continuous service with one-third of the shares of Common Stock vesting immediately upon issuance and one-third vesting at the end of each of the next two years from the date of issuance. Compensation expense related to these restricted shares of Common Stock was recognized over the vesting period. We recognized compensation expense of $0 and $1,000 for the three months ended March 31, 2018 and 2017, respectively related to these restricted shares of Common Stock.

As of March 31, 2018, there was $23,000 of total unrecognized compensation expense related to shares of Common Stock which will be recognized during the second quarter of 2018.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

9. EARNINGS PER SHARE (“EPS”)

The computations of basic EPS are based on our weighted average shares outstanding. The basic weighted average shares of Common Stock outstanding was 43,785,000 and 84,048,000 for the three months ended March 31, 2018 and 2017, respectively. The Series A Preferred Stock, the Series A Preferred Warrants, and the Series L Preferred Stock were not included in the computation of diluted EPS for the three months ended March 31, 2018 because their impact was deemed to be anti-dilutive. Outstanding shares of Series A Preferred Stock and the Series A Preferred Warrants were not included in the computation of diluted EPS for the three months ended March 31, 2017 because their impact was deemed to be anti-dilutive. No shares of Series L Preferred Stock were outstanding during the three months ended March 31, 2017.

EPS for the year-to-date period may differ from the sum of quarterly EPS amounts due to the required method for computing EPS in the respective periods. In addition, EPS is calculated independently for each component and may not be additive due to rounding.

The following table reconciles the numerator and denominator used in computing our basic and diluted per-share amounts for net (loss) income available to common stockholders for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	(in thousands, except per share amounts)
Numerator:
Net (loss) income available to common stockholders	$(3,026)	$193,899
Redeemable preferred stock dividends declared on dilutive shares	—	—
Numerator for dilutive net (loss) income available to common stockholders	$(3,026)	$193,899
Denominator:
Basic weighted average shares of Common Stock outstanding	43,785	84,048
Effect of dilutive securities—contingently issuable shares	—	—
Diluted weighted average shares and common stock equivalents outstanding	43,785	84,048
Net (loss) income available to common stockholders per share:
Basic	$(0.07)	$2.31
Diluted	$(0.07)	$2.31

10. REDEEMABLE PREFERRED STOCK

Series A Preferred Stock—We have an effective registration statement with the SEC with respect to the offer and sale of up to $900,000,000 of units (collectively, the “Series A Preferred Units”), with each unit consisting of (i) one share of Series A Preferred Stock, par value $0.001 per share, of the Company (collectively, the “Series A Preferred Stock”) with an initial stated value of $25.00 per share (“Series A Preferred Stock Stated Value”), subject to adjustment, and (ii) one warrant (collectively, the “Series A Preferred Warrants”) to purchase 0.25 of a share of Common Stock (Note 11). The registration statement allows us to sell up to a maximum of 36,000,000 Series A Preferred Units. Our Series A Preferred Stock ranks senior to our Common Stock with respect to payment of dividends and distributions of amounts upon liquidation, dissolution or winding up. Proceeds and expenses from the sale of the Series A Preferred Units are allocated to the Series A Preferred Stock and Series A Preferred Warrants using their relative fair values on the date of issuance.

Our Series A Preferred Stock is redeemable at the option of the holder (the “Series A Preferred Stock Holder”) or CIM Commercial. The redemption schedule of the Series A Preferred Stock allows redemptions at the option of the Series A Preferred Stock Holder from the date of original issuance of any given shares of Series A Preferred Stock through the second

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

year at the Series A Preferred Stock Stated Value, plus accrued and unpaid dividends, subject to the payment of a 13.0% redemption fee. After year two, the redemption fee decreases to 10.0% and after year five there is no redemption fee. Also, CIM Commercial has the right to redeem the Series A Preferred Stock after year five at the Series A Preferred Stock Stated Value, plus accrued and unpaid dividends. At the Company’s discretion, redemptions will be paid in cash or, on or after the first anniversary of the issuance of such shares of Series A Preferred Stock, an equal value of Common Stock based on the volume weighted average price of our Common Stock for the 20 trading days prior to the redemption.

As of March 31, 2018, we had issued 1,677,786 Series A Preferred Units and received gross proceeds of $41,945,000 ($41,736,000 of which were allocated to the Series A Preferred Stock and the remaining $209,000 were allocated to the Series A Preferred Warrants). In connection with such issuance, costs specifically identifiable to the offering of Series A Preferred Units, such as commissions, dealer manager fees and other registration fees, totaled $3,322,000 ($3,262,000 of which were allocated to the Series A Preferred Stock and the remaining $60,000 were allocated to the Series A Preferred Warrants). In addition, as of March 31, 2018, non issuance specific costs related to this offering totaled $4,013,000. As of March 31, 2018, we have reclassified and allocated $186,000 and $1,000 from deferred rent receivable and charges to Series A Preferred Stock and Series A Preferred Warrants, respectively, as a reduction to the gross proceeds received. Such reclassification was based on the number of Series A Preferred Units issued during the period relative to the maximum number of Series A Preferred Units expected to be issued under the offering. As of March 31, 2018, 2,945 shares of Series A Preferred Stock had been redeemed.

On the first anniversary of the date of original issuance of a particular share of Series A Preferred Stock, we reclassify such share of Series A Preferred Stock from temporary equity to permanent equity because the feature giving rise to temporary equity classification, the requirement to satisfy redemption requests in cash, lapses on the first anniversary date. As of March 31, 2018, we have reclassified an aggregate of $3,302,000 in net proceeds from temporary equity to permanent equity.

Holders of Series A Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Preferred Stock at an annual rate of 5.5% of the Series A Preferred Stock Stated Value (i.e., the equivalent of $0.34375 per share per quarter). Dividends on each share of Series A Preferred Stock begin accruing on, and are cumulative from, the date of issuance. Cash dividends declared on our Series A Preferred Stock for the three months ended March 31, 2018 and 2017 consist of the following:

			Aggregate
Declaration Date	Payment Date	Number of Shares	Dividends Declared
			(in thousands)
March 6, 2018	April 16, 2018	1,674,841	$493

March 8, 2017	April 17, 2017	144,698	$31

Series L Preferred Stock—On November 21, 2017, in connection with our registration statement filed with the SEC and the Israel Securities Authority (“ISA”), we issued 808,074 Series L preferred units (“Series L Preferred Units”). Each Series L Preferred Unit consists of ten shares of Series L preferred stock, par value $0.001 per share, of the Company (collectively, the “Series L Preferred Stock”) with an initial stated value of $28.37 per share (“Series L Preferred Stock Stated Value”), subject to adjustment. We issued 8,080,740 shares of Series L Preferred Stock in connection with the offering. We received gross proceeds of $229,251,000 from the sale of the Series L Preferred Stock, which was reduced by issuance specific offering costs, such as commissions, dealer manager fees, and other registration fees, totaling $15,928,000, a discount of $2,946,000, and non-issuance specific costs of $2,532,000. These fees have been recorded as a reduction to the gross proceeds in permanent equity.

Our Series L Preferred Stock ranks senior to our Common Stock with respect to distributions of amounts upon liquidation, dissolution or winding up and junior to our Series A Preferred Stock and Common Stock with respect to the payment of dividends. Our Series L Preferred Stock is redeemable at the option of the holder or CIM Commercial. From and after the fifth anniversary of the date of original issuance of the Series L Preferred Stock, each holder will have the right to

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

require the Company to redeem, and the Company will also have the option to redeem (subject to certain conditions), such shares of Series L Preferred Stock at a redemption price equal to the Series L Preferred Stock Stated Value, plus, provided certain conditions are met, all accrued and unpaid distributions. Notwithstanding the foregoing, a holder of shares of our Series L Preferred Stock may require us to redeem such shares at any time prior to the fifth anniversary of the date of original issuance of the Series L Preferred Stock if (1) we do not declare and pay in full the distribution on the Series L Preferred Stock for any annual period prior to such fifth anniversary (provided that the first distribution on the Series L Preferred Stock is payable in January 2019) or (2) we do not declare and pay all accrued and unpaid distributions on the Series L Preferred Stock for all past dividend periods prior to the applicable holder redemption date. The applicable redemption price payable upon redemption of any Series L Preferred Stock will be made, in the Company’s sole discretion, in the form of (A) cash in ILS at the then-current currency exchange rate determined in accordance with the Articles Supplementary defining the terms of the Series L Preferred Stock, (B) in equal value through the issuance of shares of Common Stock, with the value of such Common Stock to be deemed the lower of (i) our NAV per share of our Common Stock as most recently published by the Company as of the effective date of redemption and (ii) the volume-weighted average price of our Common Stock, determined in accordance with the Articles Supplementary defining the terms of the Series L Preferred Stock, or (C) in a combination of cash in ILS and our Common Stock, based on the conversion mechanisms set forth in (A) and (B), respectively. As of March 31, 2018, no shares of Series L Preferred Stock have been redeemed.

Holders of Series L Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series L Preferred Stock at an annual rate of 5.5% of the Series L Preferred Stock Stated Value (i.e., the equivalent of $1.56035 per share per year). Dividends on each share of Series L Preferred Stock are cumulative from the date of issuance. Cash dividends on shares of Series L Preferred Stock are paid annually, with the first distribution payable in January 2019 for the period from the date of issuance through December 31, 2018. If the Company fails to timely declare distributions or fails to timely pay distributions on the Series L Preferred Stock, the annual dividend rate of the Series L Preferred Stock will temporarily increase by 1.0% per year, up to a maximum rate of 8.5%. As of March 31, 2018, we have accumulated cash dividends of $4,588,000 on our Series L Preferred Stock, of which $3,152,000 relate to the three months ended March 31, 2018 and are included in the numerator for purposes of calculating basic and diluted net income (loss) available to common stockholders per share (Note 9).

Until the fifth anniversary of the date of original issuance of our Series L Preferred Stock, we are prohibited from issuing any shares of preferred stock ranking senior to or on parity with the Series L Preferred Stock with respect to the payment of dividends, other distributions, liquidation, and/or dissolution or winding up of the Company unless the Minimum Fixed Charge Coverage Ratio, calculated in accordance with the Articles Supplementary describing the Series L Preferred Stock, is equal to or greater than 1.25:1.00. At March 31, 2018 and December 31, 2017, we were in compliance with the Series L Preferred Stock Minimum Fixed Charge Coverage Ratio.

11. STOCKHOLDERS’ EQUITY

Dividends

Dividends per share of Common Stock declared during the three months ended March 31, 2018 and 2017 consist of the following:

Declaration Date	Payment Date	Type	Dividend Per Common Share
March 6, 2018	March 29, 2018	Regular Quarterly	$0.12500

March 8, 2017	March 27, 2017	Regular Quarterly	$0.21875

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

On December 18, 2017, we declared a special cash dividend of $0.73 per share of Common Stock, or $1,575,000 in the aggregate, that was paid on January 11, 2018 to stockholders of record on December 29, 2017. This special cash dividend allowed common stockholders that did not participate in the December 18, 2017 private repurchase to receive the economic benefit of such repurchase. Pursuant to the December 18, 2017 private repurchase, the Company repurchased in a privately negotiated transaction, canceled and retired 14,090,909 shares of Common Stock from Urban Partners II, LLC (“Urban II”), a fund managed by an affiliate of CIM Group, the Administrator and the Operator of CIM Commercial (each as defined in Note 14), and an affiliate of CIM REIT and CIM Urban, for an aggregate purchase price of $310,000,000, or $22.00 per share. Urban II waived its right to receive the January 11, 2018 special cash dividend.

Series A Preferred Warrants

Each Series A Preferred Unit consists of (i) one share of Series A Preferred Stock (Note 10) and (ii) one Series A Preferred Warrant (Note 10) which allows the holder to purchase 0.25 of a share of Common Stock. The Series A Preferred Warrants are exercisable beginning on the first anniversary of the date of their original issuance until and including the fifth anniversary of the date of such issuance. The exercise price of each Series A Preferred Warrant is at a 15.0% premium to the per share estimated net asset value of our Common Stock (as most recently published by us at the time of each issuance).

Proceeds and expenses from the sale of the Series A Preferred Units are allocated to the Series A Preferred Stock and Series A Preferred Warrants using their relative fair values on the date of issuance. As of March 31, 2018, we had issued 1,677,786 Series A Preferred Warrants in connection with our offering of Series A Preferred Units and allocated net proceeds of $148,000, after specifically identifiable offering costs and allocated general offering costs, to the Series A Preferred Warrants in permanent equity.

12. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Hedges of Interest Rate Risk

In order to manage financing costs and interest rate exposure related to the one-month LIBOR indexed variable rate borrowings on our unsecured term loan facility, on August 13, 2015, we entered into ten interest rate swap agreements with multiple counterparties totaling $385,000,000 of notional value. These swap agreements became effective on November 2, 2015. On August 3, 2017, we repaid $65,000,000 of outstanding one-month LIBOR indexed variable rate borrowings and we terminated three interest rate swaps with an aggregate notional value of $65,000,000. Costs incurred to terminate such swaps totaled $38,000. Additionally, on November 29, 2017, we repaid $150,000,000 of outstanding one-month LIBOR indexed variable rate borrowings and we terminated four interest rate swaps with an aggregate notional value of $150,000,000. Such swaps were in the money at the time of their termination and we received termination payments, net of fees, of $1,011,000.

We performed an analysis of the probability of the hedged forecasted transaction and whether, in light of the two swap terminations described above, it is still probable of occurring. Based on our analysis and the circumstances giving rise to the two swap terminations during 2017, we believe that the hedged forecasted transaction is still probable.

Each of our interest rate swap agreements meets the criteria for cash flow hedge accounting treatment and we have designated the interest rate swap agreements as cash flow hedges of the risk of variability attributable to changes in the one-month LIBOR. Accordingly, the interest rate swaps are recorded on the consolidated balance sheets at fair value and the changes in the fair value of the swaps are recorded in OCI and reclassified to earnings as an adjustment to interest expense as interest becomes receivable or payable (Note 2). We do not expect any significant losses from counterparty defaults related to our swap agreements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Summary of Derivatives

The following table sets forth the key terms of our interest rate swap contracts:

Number of Interest Rate Swaps(1)(2)	Total Notional Amount	Fixed Rates	Floating Rate Index	Effective Date	Expiration Date
	(in thousands)
3	$170,000	1.562% - 1.565%	One-Month LIBOR	11/2/2015	5/8/2020

(1)                                 See Note 13 for our fair value disclosures.

(2)                                 Our interest rate swaps are not subject to master netting arrangements.

These swaps hedge the risk of the variability in the future cash flows of our one-month LIBOR indexed variable rate interest payments by fixing the rate until May 8, 2020 at a weighted average rate of 1.563% plus the credit spread, which was 1.60% at March 31, 2018 and December 31, 2017, or an all-in rate of 3.16%.

Credit-Risk-Related Contingent Features

Each of our interest rate swap agreements contains a provision under which we could also be declared in default under such agreements if we default on the term loan facility. As of March 31, 2018 and December 31, 2017, there have been no events of default under our interest rate swap agreements.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Impact of Hedges on AOCI and Consolidated Statements of Operations

The changes in the balance of each component of AOCI related to our interest rate swaps designated as cash flow hedges are as follows:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Accumulated other comprehensive income (loss), at beginning of period	$1,631	$(509)
Other comprehensive income before reclassifications	1,199	794
Amounts reclassified (to) from accumulated other comprehensive income (loss) (1)	(16)	758
Net current period other comprehensive income	1,183	1,552
Accumulated other comprehensive income, at end of period	$2,814	$1,043

(1)                                 The amounts from AOCI are reclassified as an increase to interest expense in the statements of operations.

Future Reclassifications from AOCI

We estimate that $551,000 related to our derivatives designated as cash flow hedges will be reclassified out of AOCI as a decrease to interest expense during the next twelve months.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

We determine the estimated fair value of financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. The hierarchy for inputs used in measuring fair value is as follows:

Level 1 Inputs—Quoted prices in active markets for identical assets or liabilities

Level 2 Inputs—Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 Inputs—Unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Our derivative financial instruments (Note 12) are measured at fair value on a recurring basis and are presented on our consolidated balance sheets at fair value, on a gross basis, excluding accrued interest. The table below presents the fair value of our derivative financial instruments as well as their classification on our consolidated balance sheets:

	March 31, 2018	December 31, 2017	Level	Balance Sheet Location
	(in thousands)
Assets:
Interest rate swaps	$2,814	$1,631	2	Other assets

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Interest Rate Swaps—We estimate the fair value of our interest rate swaps by calculating the credit-adjusted present value of the expected future cash flows of each swap. The calculation incorporates the contractual terms of the derivatives, observable market interest rates which we consider to be Level 2 inputs, and credit risk adjustments, if any, to reflect the counterparty’s as well as our own nonperformance risk.

The estimated fair values of those financial instruments which are not recorded at fair value on a recurring basis on our consolidated balance sheets are as follows:

	March 31, 2018		December 31, 2017
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Level
	(in thousands)
Assets:
Loans receivable subject to credit risk	$48,747	$50,412	$58,904	$61,277	3
SBA 7(a) loans receivable, subject to secured borrowings	21,944	22,366	21,728	22,157	3
Commercial mortgage loans	—	—	424	424	3
Liabilities:
Mortgages payable	414,806	407,997	414,760	413,819	3
Junior subordinated notes	25,153	24,308	25,133	24,162	3

Management’s estimation of the fair value of our financial instruments other than our interest rate swaps is based on a Level 3 valuation in the fair value hierarchy established for disclosure of how a company values its financial instruments. In general, quoted market prices from active markets for the identical financial instrument (Level 1 inputs), if available, should be used to value a financial instrument. If quoted prices are not available for the identical financial instrument, then a determination should be made if Level 2 inputs are available. Level 2 inputs include quoted prices for similar financial instruments in active markets for identical or similar financial instruments in markets that are not active (i.e., markets in which there are few transactions for the financial instruments, the prices are not current, price quotations vary substantially, or in which little information is released publicly). There is limited reliable market information for our financial instruments other than our interest rate swaps and we utilize other methodologies based on unobservable inputs for valuation purposes since there are no Level 1 or Level 2 inputs available. Accordingly, Level 3 inputs are used to measure fair value.

In general, estimates of fair value may differ from the carrying amounts of the financial assets and liabilities primarily as a result of the effects of discounting future cash flows. Considerable judgment is required to interpret market data and develop estimates of fair value. Accordingly, the estimates presented are made at a point in time and may not be indicative of the amounts we could realize in a current market exchange.

The carrying amounts of our secured borrowings and unsecured credit and term loan facilities approximate their fair values, as the interest rates on these securities are variable and approximate current market interest rates.

Loans Receivable Subject to Credit Risk and Commercial Mortgage Loans—Loans receivable were initially recorded at estimated fair value at the Acquisition Date. Loans receivable originated subsequent to the Acquisition Date are recorded at cost upon origination and adjusted by net loan origination fees and discounts. In order to determine the estimated fair value of our loans receivable, we use a present value technique for the anticipated future cash flows using certain assumptions. At March 31, 2018, our assumptions included discount rates ranging from 6.75% to 9.25% and prepayment rates ranging from 7.30% to 17.50%. At December 31, 2017, our assumptions included discount rates ranging from 6.25% to 9.00% and prepayment rates ranging from 7.30% to 17.50%.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

SBA 7(a) Loans Receivable, Subject to Secured Borrowings—These loans receivable represent the government guaranteed portion of loans which were sold with the proceeds received from the sale reflected as secured borrowings—government guaranteed loans. There is no credit risk associated with these loans since the SBA has guaranteed payment of the principal. In order to determine the estimated fair value of these loans receivable, we use a present value technique for the anticipated future cash flows taking into consideration the lack of credit risk and using a range of prepayment rates from 15.50% to 17.50% and 15.50% to 17.50% at March 31, 2018 and December 31, 2017, respectively.

Mortgages Payable—The fair values of mortgages payable are estimated based on current interest rates available for debt instruments with similar terms. The fair value of our mortgages payable is sensitive to fluctuations in interest rates. Discounted cash flow analysis is generally used to estimate the fair value of our mortgages payable, using rates ranging from 4.46% to 4.49% and 4.15% to 4.28% at March 31, 2018 and December 31, 2017, respectively.

Junior Subordinated Notes—The fair value of the junior subordinated notes is estimated based on current interest rates available for debt instruments with similar terms. Discounted cash flow analysis is generally used to estimate the fair value of our junior subordinated notes. The rate used was 6.56% and 5.94% at March 31, 2018 and December 31, 2017, respectively.

14. RELATED-PARTY TRANSACTIONS

Asset Management and Other Fees to Related Parties

In May 2005, CIM Urban and CIM Urban REIT Management, L.P., each an affiliate of CIM REIT and CIM Group, entered into an investment management agreement, pursuant to which CIM Urban engaged CIM Urban REIT Management, L.P. to provide certain services to CIM Urban. CIM Investment Advisors, LLC, an affiliate of CIM REIT and CIM Group, registered with the SEC as an investment adviser and, in connection with such registration, CIM Urban entered into a new investment management agreement with CIM Investment Advisors, LLC, in December 2015, on terms and in scope substantially similar to those in the previous agreement, and the previous investment management agreement was terminated. The “Operator” refers to CIM Urban REIT Management, L.P. prior to December 10, 2015 and to CIM Investment Advisors, LLC on and after December 10, 2015.

CIM Urban pays asset management fees to the Operator on a quarterly basis in arrears. The fee is calculated as a percentage of the daily average adjusted fair value of CIM Urban’s assets:

Daily Average Adjusted Fair Value of CIM Urban’s Assets		Quarterly Fee Percentage
From Greater of	To and Including
(in thousands)
$—	$500,000	0.2500%
500,000	1,000,000	0.2375%
1,000,000	1,500,000	0.2250%
1,500,000	4,000,000	0.2125%
4,000,000	20,000,000	0.1000%

The Operator earned asset management fees of $4,415,000 and $6,414,000 for the three months ended March 31, 2018 and 2017, respectively. At March 31, 2018 and December 31, 2017, asset management fees of $4,452,000 and $4,714,000, respectively, were due to the Operator.

CIM Management, Inc. and certain of its affiliates (collectively, the “CIM Management Entities”), all affiliates of CIM REIT and CIM Group, provide property management, leasing, and development services to CIM Urban. The CIM Management

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

Entities earned property management fees, which are included in rental and other property operating expenses, totaling $1,122,000 and $1,432,000 for the three months ended March 31, 2018 and 2017, respectively. CIM Urban also reimbursed the CIM Management Entities $1,734,000 and $2,130,000 during the three months ended March 31, 2018 and 2017, respectively, for the cost of on-site personnel incurred on behalf of CIM Urban, which is included in rental and other property operating expenses. The CIM Management Entities earned leasing commissions of $189,000 and $161,000 for the three months ended March 31, 2018 and 2017, respectively, which were capitalized to deferred charges. In addition, the CIM Management Entities earned construction management fees of $355,000 and $184,000 for the three months ended March 31, 2018 and 2017, respectively, which were capitalized to investments in real estate.

At March 31, 2018 and December 31, 2017, fees payable and expense reimbursements due to the CIM Management Entities of $2,669,000 and $2,986,000, respectively, are included in due to related parties. Also included in due to related parties as of March 31, 2018 and December 31, 2017, was $901,000 and $849,000, respectively, due from the CIM Management Entities and related parties.

On the Acquisition Date, pursuant to the terms of the Merger Agreement, CIM Commercial and its subsidiaries entered into the master services Agreement (the “Master Services Agreement”) with CIM Service Provider, LLC (the “Administrator”), an affiliate of CIM Group, pursuant to which the Administrator has agreed to provide, or arrange for other service providers to provide, management and administration services to CIM Commercial and its subsidiaries following the Merger. Pursuant to the Master Services Agreement, we appointed an affiliate of CIM Group as the administrator of Urban Partners GP, LLC. Under the Master Services Agreement, CIM Commercial pays a base service fee (the “Base Service Fee”) to the Administrator initially set at $1,000,000 per year (subject to an annual escalation by a specified inflation factor beginning on January 1, 2015), payable quarterly in arrears. The Administrator earned a Base Service Fee of $270,000 and $265,000 for the three months ended March 31, 2018 and 2017, respectively. In addition, pursuant to the terms of the Master Services Agreement, the Administrator may receive compensation and/or reimbursement for performing certain services for CIM Commercial and its subsidiaries that are not covered under the Base Service Fee. During the three months ended March 31, 2018 and 2017, such services performed by the Administrator included accounting, tax, reporting, internal audit, legal, compliance, risk management, IT, human resources and corporate communications. The Administrator’s compensation is based on the salaries and benefits of the employees of the Administrator and/or its affiliates who performed these services (allocated based on the percentage of time spent on the affairs of CIM Commercial and its subsidiaries). We expensed $858,000 and $1,062,000 for the three months ended March 31, 2018 and 2017, respectively, for such services which are included in asset management and other fees to related parties. At March 31, 2018 and December 31, 2017, $2,306,000 and $1,963,000 was due to the Administrator, respectively, for such services.

On January 1, 2015, we entered into a Staffing and Reimbursement Agreement with CIM SBA Staffing, LLC (“CIM SBA”), an affiliate of CIM Group and our subsidiary, PMC Commercial Lending, LLC. The agreement provides that CIM SBA will provide personnel and resources to us and that we will reimburse CIM SBA for the costs and expenses of providing such personnel and resources. For the three months ended March 31, 2018 and 2017, we incurred expenses related to services subject to reimbursement by us under this agreement of $601,000 and $844,000, respectively, which are included in asset management and other fees to related parties for lending segment costs and $67,000 and $115,000, respectively, for corporate services, which are included in asset management and other fees to related parties. In addition, we deferred personnel costs of $48,000 and $44,000 for the three months ended March 31, 2018 and 2017, respectively, associated with services provided for originating loans. At March 31, 2018, $1,114,000 was due to CIM SBA for the costs and expenses of providing such personnel and resources.

On May 10, 2018, the Company executed a wholesaling agreement (the “Wholesaling Agreement”) with International Assets Advisors, LLC (“IAA”) and CCO Capital, LLC (“CCO Capital”). IAA is the exclusive dealer manager for the Company’s public offering of Series A Preferred Units. CCO Capital is a registered broker dealer and is under common control with the Operator and the Administrator. Under the Wholesaling Agreement, among other things, CCO Capital will, in its capacity as the wholesaler for the offering, assist IAA with the sale of Series A Preferred Units. In exchange for CCO Capital’s services under the Wholesaling Agreement, IAA will pay CCO Capital a fee, consistent with the fee that was paid to the prior

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

wholesaler for the offering, equal to 2.75% of the selling price of each Series A Preferred Unit for which a sale is completed, reduced by any applicable fee reallowances payable to soliciting dealers pursuant to separate soliciting dealer agreements between IAA and soliciting dealers. The foregoing fee will be reduced by a fixed monthly amount to IAA for IAA’s services in connection with periodic closings and settlements for the offering.

Other

On October 1, 2015, an affiliate of CIM Group entered into a 5-year lease renewal with respect to a property owned by the Company. For the each of the three months ended March 31, 2018 and 2017, we recorded rental and other property income related to this tenant of $27,000.

15. COMMITMENTS AND CONTINGENCIES

Loan Commitments—Commitments to extend credit are agreements to lend to a customer provided the terms established in the contract are met. Our outstanding loan commitments to fund loans were $23,362,000 at March 31, 2018 and are for prime-based loans to be originated by our subsidiary engaged in SBA 7(a) Program lending, the government guaranteed portion of which is intended to be sold. Commitments generally have fixed expiration dates. Since some commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements.

General—In connection with the ownership and operation of real estate properties, we have certain obligations for the payment of tenant improvement allowances and lease commissions in connection with new leases and renewals. CIM Commercial had a total of $22,952,000 in future obligations under leases to fund tenant improvements and other future construction obligations at March 31, 2018. At March 31, 2018, $14,389,000 was funded to reserve accounts included in restricted cash on our consolidated balance sheet for these tenant improvement obligations in connection with the mortgage loan agreements entered into in June 2016.

Employment Agreements—We have employment agreements with two of our officers. Under certain circumstances, each of these employment agreements provides for (1) severance payment equal to the annual base salary paid to the officer and (2) death and disability payments in an amount equal to two times and one time, respectively, the annual base salary paid to the officers.

Litigation—We are not currently involved in any material pending or threatened legal proceedings nor, to our knowledge, are any material legal proceedings currently threatened against us, other than routine litigation arising in the ordinary course of business. In the normal course of business, we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business. While the outcome of these legal actions and proceedings cannot be predicted with certainty, in management’s opinion, the resolution of these legal proceedings and actions will not have a material adverse effect on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock or Preferred Stock.

In April 2017, the City and County of San Francisco filed suit against certain of our subsidiaries and us claiming past due real property transfer tax relating to a transaction in a prior year. In June 2017, we filed a demurrer against the City and County of San Francisco. The demurrer was denied in July 2017. We filed a writ to appeal the denial of the demurrer in early August 2017.  The writ was denied in August 2017 and, in order to continue to contest the asserted tax obligations, we paid the City and County of San Francisco $11,845,000 in penalties, interest and legal fees in late August 2017. We filed claims for refund in January 2018 in an effort to recover the full amounts paid. At this time, we cannot determine the amount, if any, of the previously assessed and previously expensed tax obligations that will be recovered through the refund process. We believe that we have defenses to, and intend to continue to vigorously contest, the asserted tax obligations.

SBA Related—If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced under the SBA 7(a) Program, the SBA may seek

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that have been sold, the SBA will first honor its guarantee and then seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. Based on historical experience, we do not expect that this contingency is probable to be asserted. However, if asserted, it could have a material adverse effect on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock or Preferred Stock.

Environmental Matters—In connection with the ownership and operation of real estate properties, we may be potentially liable for costs and damages related to environmental matters, including asbestos-containing materials. We have not been notified by any governmental authority of any noncompliance, liability, or other claim in connection with any of the properties, and we are not aware of any other environmental condition with respect to any of the properties that management believes will have a material adverse effect on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock or Preferred Stock.

Rent Expense—Rent expense under a ground lease for a property that was sold in August 2017, which includes straight-line rent and amortization of acquired below-market ground lease, was $0 and $438,000 for the three months ended March 31, 2018 and 2017, respectively. We record rent expense on a straight-line basis.

We lease office space in Dallas, Texas under a lease which expires in May 2019. We recorded rent expense of $55,000 and $56,000 for the three months ended March 31, 2018 and 2017, respectively.

At March 31, 2018, our scheduled future noncancelable minimum lease payments were $190,000 for the nine months ending December 31, 2018 and $106,000 for the year ending December 31, 2019.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

16. FUTURE MINIMUM LEASE RENTALS

Future minimum rental revenue under long-term operating leases at March 31, 2018, excluding tenant reimbursements of certain costs, are as follows:

Years Ending December 31,	Governmental Tenants	Other Tenants	Total
	(in thousands)
2018 (Nine months ending December 31, 2018)	$27,500	$68,891	$96,391
2019	35,174	93,057	128,231
2020	32,975	81,815	114,790
2021	22,451	66,698	89,149
2022	11,221	62,202	73,423
Thereafter	40,318	154,709	195,027
	$169,639	$527,372	$697,011

17. CONCENTRATIONS

Tenant Revenue Concentrations—Rental revenue, excluding tenant reimbursements of certain costs, from the U.S. General Services Administration and other government agencies (collectively, “Governmental Tenants”), which primarily occupy properties located in Washington, D.C., accounted for approximately 19.9% and 19.5% of our rental and other property income and hotel income for the three months ended March 31, 2018 and 2017, respectively. At March 31, 2018 and December 31, 2017, $5,022,000 and $5,130,000, respectively, was due from Governmental Tenants (Note 16).

Geographical Concentrations of Investments in Real Estate—As of March 31, 2018 and December 31, 2017, we owned 16 and 15 office properties, respectively, one hotel property, two parking garages, and two development sites, one of which is being used as a parking lot. These properties are located in two states and Washington, D.C.

Our revenue concentrations from properties are as follows:

	Three Months Ended March 31,
	2018	2017
California	76.6%	63.2%
Washington, D.C.	19.9	20.8
Texas	3.5	7.8
North Carolina	—	6.2
New York	—	2.0
	100.0%	100.0%

Our real estate investments concentrations from properties are as follows:

	March 31, 2018	December 31, 2017
California	70.7%	66.4%
Washington, D.C.	27.2	31.2
Texas	2.1	2.4
	100.0%	100.0%

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

18. SEGMENT DISCLOSURE

In accordance with ASC Topic 280, Segment Reporting, our reportable segments during the three months ended March 31, 2018 consist of two types of commercial real estate properties, namely, office and hotel, as well as a segment for our lending business. Our reportable segments during the three months ended March 31, 2017 consist of three types of commercial real estate properties, namely, office, hotel and multifamily, as well as a segment for our lending business. Management internally evaluates the operating performance and financial results of the segments based on net operating income. We also have certain general and administrative level activities, including public company expenses, legal, accounting, and tax preparation that are not considered separate operating segments. The reportable segments are accounted for on the same basis of accounting as described in the notes to our audited consolidated financial statements for the year ended December 31, 2017 included in our Annual Report on Form 10-K filed with the SEC on March 12, 2018.

For our real estate segments, we define net operating income as rental and other property income and expense reimbursements less property related expenses, and excludes non-property income and expenses, interest expense, depreciation and amortization, corporate related general and administrative expenses, gain (loss) on sale of real estate, impairment of real estate, transaction costs, and provision for income taxes. For our lending segment, we define net operating income as interest income net of interest expense and general overhead expenses.

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

The net operating income of our segments for the three months ended March 31, 2018 and 2017 is as follows:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Office:
Revenues	$34,916	$49,093
Property expenses:
Operating	11,487	13,753
General and administrative	881	288
Total property expenses	12,368	14,041
Segment net operating income—office	22,548	35,052
Hotel:
Revenues	10,491	10,518
Property expenses:
Operating	6,533	6,439
General and administrative	18	4
Total property expenses	6,551	6,443
Segment net operating income—hotel	3,940	4,075
Multifamily:
Revenues	—	5,003
Property expenses:
Operating	—	2,768
General and administrative	—	229
Total property expenses	—	2,997
Segment net operating income—multifamily	—	2,006
Lending:
Revenues	2,991	2,335
Lending expenses:
Interest expense	184	142
Fees to related party	601	844
General and administrative	469	367
Total lending expenses	1,254	1,353
Segment net operating income—lending	1,737	982
Total segment net operating income	$28,225	$42,115

CIM COMMERCIAL TRUST CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements as of March 31, 2018 and December 31, 2017, and

for the Three Months Ended March 31, 2018 and 2017 (Unaudited)

A reconciliation of our segment net operating income to net income attributable to the Company for the three months ended March 31, 2018 and 2017 is as follows:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Total segment net operating income	$28,225	$42,115
Asset management and other fees to related parties	(5,610)	(7,856)
Interest expense	(6,449)	(9,631)
General and administrative	(2,008)	(791)
Transaction costs	—	(13)
Depreciation and amortization	(13,148)	(17,231)
Gain on sale of real estate	—	187,734
Income before provision for income taxes	1,010	194,327
Provision for income taxes	(388)	(392)
Net income	622	193,935
Net income attributable to noncontrolling interests	(4)	(5)
Net income attributable to the Company	$618	$193,930

The condensed assets for each of the segments as of March 31, 2018 and December 31, 2017, along with capital expenditures and loan originations for the three months ended March 31, 2018 and 2017, are as follows:

	March 31, 2018	December 31, 2017
	(in thousands)
Condensed assets:
Office	$1,138,818	$997,808
Hotel	109,617	107,790
Lending	93,947	92,919
Multifamily	—	815
Non-segment assets	15,602	137,056
Total assets	$1,357,984	$1,336,388

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Capital expenditures (1):
Office	$8,710	$6,805
Hotel	481	46
Multifamily	—	130
Total capital expenditures	9,191	6,981
Loan originations	11,641	8,404
Total capital expenditures and loan originations	$20,832	$15,385

(1)                                 Represents additions and improvements to real estate investments, excluding acquisitions. Includes the activity for dispositions through their respective disposition dates.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Form 10-Q contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), which are intended to be covered by the safe harbors created thereby. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “might,” “believe,” “anticipate,” “seek,” “plan,” “estimate,” “could,” “would,” “continue,” “pursue,” or “should” or the negative thereof or other variations or similar words or phrases. These statements include the plans and objectives of management for future operations, including, but not limited to, plans and objectives relating to future growth and availability of funds. The forward-looking statements included herein are based on current expectations and there can be no assurance that these expectations will be attained. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Form 10-Q will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made. We do not undertake to update them to reflect changes that occur after the date they are made.

The following discussion of our financial condition at March 31, 2018 and results of operations for the three months ended March 31, 2018 and 2017 should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2017. For a more detailed description of the risks affecting our financial condition and results of operations, see “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017.

Executive Summary

Business Overview

CIM Commercial is a Maryland corporation and REIT. Our principal business is to acquire, own, and operate Class A and creative office assets in vibrant and improving urban communities throughout the United States. These communities are located in areas that include traditional downtown areas and suburban main streets, which have high barriers to entry, high population density, improving demographic trends and a propensity for growth. We believe that the critical mass of redevelopment in such areas creates positive externalities, which enhance the value of substantially stabilized assets in the area. We believe that these assets will provide greater returns than similar assets in other markets as a result of the improving demographics, public commitment, and significant private investment that characterize these areas.

We are operated by affiliates of CIM Group. CIM Group is a vertically-integrated owner and operator of real assets with multi-disciplinary expertise and in-house research, acquisition, credit analysis, development, finance, leasing, and asset management capabilities. CIM Group is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; and Phoenix, Arizona.

Our wholly-owned subsidiary, CIM Urban, is party to an investment management agreement with the Operator, an affiliate of CIM Group, pursuant to which the Operator provides certain services to CIM Urban. In addition, we are party to a Master Services Agreement with the Operator, an affiliate of CIM Group, pursuant to which the Operator provides, or arranges for other service providers to provide, management and administration services to us.

Our two primary goals are (a) consistently growing our net asset value (“NAV”) and cash flow per share of Common Stock through our principal business and (b) providing liquidity to our common stockholders at prices reflecting our NAV and cash flow prospects. In that regard, in 2016 we completed a tender offer as well as a privately negotiated share repurchase from

Urban II in which we repurchased an aggregate of 13,628,116 shares of our Common Stock for a total of $289,819,000. In 2017, we completed two privately negotiated share repurchases from Urban II in which we repurchased an aggregate of 40,272,727 shares of our Common Stock for $886,000,000. We also declared three special cash dividends totaling $6,447,000 in the aggregate to the common stockholders that did not participate in the 2016 or 2017 private repurchases, as applicable. These special cash dividends allowed common stockholders that did not participate in the 2016 or 2017 private repurchases, as applicable, to receive the economic benefits of such repurchases.

Properties

As of March 31, 2018, our real estate portfolio consisted of 21 assets, all of which are fee-simple properties. As of March 31, 2018, our 19 office properties (including one parking garage and two development sites, one of which is being used as a parking lot), totaling approximately 3.4 million rentable square feet, were 93.9% occupied and one hotel with an ancillary parking garage, which has a total of 503 rooms, had revenue per available room (“RevPAR”) of $140.01 for the three months ended March 31, 2018.

During the three months ended March 31, 2018, we acquired a 100% fee-simple interest in an office property known as 9460 Wilshire Boulevard, located in Beverly Hills, California, from an unrelated third-party.

Strategy

Our strategy is to continue to primarily acquire Class A and creative office assets in vibrant and improving urban communities throughout the United States in a manner that will allow us to increase our NAV and cash flow per share of Common Stock. Our strategy is centered around CIM’s community qualification process. We believe this strategy provides us with a significant competitive advantage when making urban real estate acquisitions. The qualification process generally takes between six months and five years and is a critical component of CIM’s evaluation. CIM examines the characteristics of a market to determine whether the district justifies the extensive efforts CIM undertakes in reviewing and making potential acquisitions in its qualified communities (“Qualified Communities”). Qualified Communities generally fall into one of two categories: (i) transitional urban districts that have dedicated resources to become vibrant urban communities and (ii) well-established, thriving urban areas (typically major central business districts). Qualified Communities are distinct districts which have dedicated resources to become or are currently vibrant communities where people can live, work, shop and be entertained—all within walking distance or close proximity to public transportation. These areas also generally have high barriers to entry, high population density, improving demographic trends and a propensity for growth. CIM believes that a vast majority of the risks associated with acquiring real assets are mitigated by accumulating local market knowledge of the community where the asset is located. CIM typically spends significant time and resources qualifying targeted communities prior to making any acquisitions. Since 1994, CIM Group has qualified 114 communities and has deployed capital in 68 of these Qualified Communities. Although we may not deploy capital exclusively in Qualified Communities, it is expected that most of our assets will be identified through this systematic process. Our strategy may also include side-by-side acquisitions with one or more funds of CIM including, without limitation, a side-by-side or direct deployment of capital in a perpetual-life real estate debt fund that principally originates loans secured directly or indirectly by commercial real estate properties. Further, as part of our strategy, we may deploy capital in or originate loans that are secured directly or indirectly by properties primarily located in Qualified Communities that meet our strategy. Such loans may include limited and/or non-recourse junior (mezzanine, B-note or 2nd lien) and senior acquisition, bridge or repositioning loans.

CIM seeks to maximize the value of its holdings through active asset management. CIM has extensive in-house research, acquisition, credit analysis, development, financing, leasing and asset management capabilities, which leverage its deep understanding of urban communities to position properties for multiple uses and to maximize operating income. As a fully integrated owner and operator, CIM’s asset management capabilities are complemented by its in-house property management capabilities. Property managers prepare annual capital and operating budgets and monthly operating reports, monitor results and oversee vendor services, maintenance and capital improvement schedules. In addition, they ensure that revenue objectives are met, lease terms are followed, receivables are collected, preventative maintenance programs are implemented, vendors are evaluated and expenses are controlled. CIM’s asset management committee (the “Asset Management Committee”) reviews and approves strategic plans for each asset, including financial, leasing, marketing, property positioning and disposition plans. In addition, the Asset Management Committee reviews and approves the annual business plan for each property, including its capital and operating budget. CIM’s organizational structure provides for continuity through multi-disciplinary teams responsible for an asset from the time of the original investment recommendation, through the implementation of the asset’s business plan, and any disposition activities.

We seek to utilize the CIM platform to acquire and improve assets within CIM’s Qualified Communities. We believe assets in these markets provide greater returns as a result of improving demographics, public commitment, and significant private investment within the areas. Over time, we seek to expand our real estate assets in communities targeted by CIM Group, supported by CIM Group’s broad real estate capabilities, as part of our plan to prudently grow market value and earnings. As a matter of prudent management, we also regularly evaluate each asset within our portfolio as well as our strategies. Such review may result in dispositions when an asset no longer fits our overall objectives or strategies or when our view of the market value of such asset is equal to or exceeds its intrinsic value. As a result of such review, we sold an office property in 2015; two hotels in 2016; and six office properties, one parking garage, and five multifamily properties in 2017. Such review may result in additional dispositions from time to time. We used a substantial portion of the net proceeds of such dispositions to provide liquidity to our common stockholders in 2017 at prices reflecting our NAV and cash flow prospects.

Rental Rate Trends

Office Statistics:    The following table sets forth occupancy rates and annualized rent per occupied square foot across our office portfolio as of the specified periods:

	As of March 31,
	2018	2017
Occupancy (1)	93.9%	84.5%
Annualized rent per occupied square foot (1)(2)	$43.51	$38.12

(1)                                 We acquired one office property during the three months ended March 31, 2018 and we acquired one office property and sold six office properties and a parking garage during the year ended December 31, 2017. Excluding these properties, the occupancy and annualized rent per occupied square foot were 93.7% and $42.30 as of March 31, 2018 and 92.8% and $39.88 as of March 31, 2017. No office properties were sold during the three months ended March 31, 2018.

(2)                                 Represents gross monthly base rent under leases commenced as of the specified periods, multiplied by twelve. This amount reflects total cash rent before abatements. Total abatements for the twelve months ended March 31, 2018 and 2017 were approximately $3,231,000 and $4,928,000, respectively. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent. Annualized rent for certain office properties includes rent attributable to retail.

Over the next four quarters, we expect to see expiring cash rents as set forth in the table below:

	For the Three Months Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
Expiring Cash Rents:
Expiring square feet (1)	53,225	36,549	52,894	30,827
Expiring rent per square foot (2)	$33.09	$37.92	$38.44	$45.97

(1)                                 All month-to-month tenants occupying a total of 28,111 square feet are included in the expiring leases in the first quarter listed.

(2)                                 Represents gross monthly base rent, as of March 31, 2018, under leases expiring during the periods above, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

During the three months ended March 31, 2018, we executed leases with terms longer than 12 months totaling 61,460 square feet. The table below sets forth information on certain of our executed leases during the three months ended March 31, 2018, excluding space that was vacant for more than one year, month-to-month leases, leases with an original term of less than 12 months, related party leases, and space where the previous tenant was a related party:

	Number of Leases (1)	Rentable Square Feet	New Cash Rents per Square Foot (2)	Expiring Cash Rents per Square Foot (2)
Three months ended March 31, 2018	12	47,581	$65.29	$50.15

(1)                                 Based on the number of tenants that signed leases.

(2)                                 Cash rents represent gross monthly base rent, multiplied by twelve. This amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

Fluctuations in submarkets, buildings and terms of the leases cause large variations in these numbers and make predicting the changes in rent in any specific period difficult. Our rental and occupancy rates are impacted by general economic conditions, including the pace of regional and economic growth, and access to capital. Therefore, we cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current market rates. Additionally, decreased demand and other negative trends or unforeseeable events that impair our ability to timely renew or re-lease space could have further negative effects on our future financial condition, results of operations and cash flows.

Multifamily Statistics:    We sold our five multifamily properties between May and December 2017. The following table sets forth occupancy rates and the monthly rent per occupied unit across our multifamily portfolio for the specified periods:

	As of March 31,
	2018	2017
Occupancy (1)	—	93.1%
Monthly rent per occupied unit (1) (2)	—	$1,979

(1)                                 Occupancy and monthly rent per occupied unit are not applicable as of March 31, 2018 due to the sale of our five multifamily properties during the year ended December 31, 2017.

(2)                                 Represents gross monthly base rent under leases commenced as of the specified period, divided by occupied units. This amount reflects total cash rent before concessions.

Hotel Statistics:    The following table sets forth the occupancy, average daily rate (“ADR”) and RevPAR for our hotel in Sacramento, California for the specified periods:

	For the Three Months Ended March 31,
	2018	2017
Occupancy	82.6%	81.7%
ADR	$169.48	$168.59
RevPAR	$140.01	$137.71

Lending Segment

Through our SBA 7(a) lending platform, we are a national lender that primarily originates loans to small businesses. We identify loan origination opportunities through personal contacts, internet referrals, attendance at trade shows and meetings, direct mailings, advertisements in trade publications and other marketing methods. We also generate loans through referrals from real estate and loan brokers, franchise representatives, existing borrowers, lawyers and accountants.

Results of Operations

Comparison of the Three Months Ended March 31, 2018 to the Three Months Ended March 31, 2017

Net Income

	Three Months Ended March 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Total revenues	$48,398	$66,949	$(18,551)	(27.7)%
Total expenses	47,388	60,356	(12,968)	(21.5)%
Gain on sale of real estate	—	187,734	(187,734)	—
Net income	622	193,935	(193,313)	(99.7)%

Net income decreased to $622,000, or by $193,313,000, for the three months ended March 31, 2018, compared to $193,935,000 for the three months ended March 31, 2017. The decrease is primarily attributable to a decrease in the gain on sale of real estate of $187,734,000, a decrease of $13,890,000 in net operating income of our operating segments, an increase of $1,217,000 in corporate general and administrative expenses, partially offset by a decrease of $4,083,000 in depreciation and amortization expense, a decrease of $3,182,000 in interest expense and a decrease of $2,246,000 in asset management and other fees to related parties.

Funds from Operations (“FFO”)

We believe that FFO is a widely recognized and appropriate measure of the performance of a REIT and that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO represents net income (loss) available to common stockholders, computed in accordance with GAAP, which reflects the deduction of redeemable preferred stock dividends accumulated, excluding gains (or losses) from sales of real estate, impairment of real estate, and real estate depreciation and amortization. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”).

Like any metric, FFO should not be used as the only measure of our performance because it excludes depreciation and amortization and captures neither the changes in the value of our real estate properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our operating results. Other REITs may not calculate FFO in accordance with the standards established by the NAREIT; accordingly, our FFO may not be comparable to the FFOs of other REITs. Therefore, FFO should be considered only as a supplement to net income (loss) as a measure of our performance and should not be used as a supplement to or substitute measure for cash flows from operating activities computed in accordance with GAAP. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends.

The following table sets forth a reconciliation of net (loss) income available to common stockholders to FFO available to common stockholders:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Net (loss) income available to common stockholders	$(3,026)	$193,899
Depreciation and amortization	13,148	17,231
Gain on sale of depreciable assets	—	(187,734)
FFO available to common stockholders	$10,122	$23,396

FFO available to common stockholders was $10,122,000 for the three months ended March 31, 2018, a decrease of $13,274,000 compared to $23,396,000 for the three months ended March 31, 2017. The decrease in FFO was primarily attributable to a decrease of $13,890,000 in net operating income of our operating segments, $3,152,000 in redeemable preferred stock dividends accumulated, an increase of $1,217,000 in corporate general and administrative expenses, partially offset by a decrease of $3,182,000 in interest expense and a decrease of $2,246,000 in asset management and other fees to related parties.

Summary Segment Results

During the three months ended March 31, 2018, CIM Commercial operated in three segments: office and hotel properties and lending. During the three months ended March 31, 2017, CIM Commercial operated in four segments: office, hotel and multifamily properties and lending. Set forth and described below are summary segment results for our operating segments.

	Three Months Ended March 31,		Change
	2018	2017	$	%
	(dollars in thousands)
Revenues:
Office	$34,916	$49,093	$(14,177)	(28.9)%
Hotel	10,491	10,518	(27)	(0.3)%
Multifamily	—	5,003	(5,003)	—
Lending	2,991	2,335	656	28.1%
Expenses:
Office	12,368	14,041	(1,673)	(11.9)%
Hotel	6,551	6,443	108	1.7%
Multifamily	—	2,997	(2,997)	—
Lending	1,254	1,353	(99)	(7.3)%

Revenues

Office Revenue: Office revenue includes rental revenue from office properties, expense reimbursements and lease termination income. Office revenue decreased to $34,916,000, or by 28.9%, for the three months ended March 31, 2018 compared to $49,093,000 for the three months ended March 31, 2017. The decrease is primarily due to the sale of an office property in San Francisco, California in March 2017, the sale of an office property in Charlotte, North Carolina in June 2017, the sale of an office property and parking garage in Sacramento, California in June 2017, the sale of two office properties in Washington, D.C. in August and October 2017, the sale of an office property in Los Angeles, California in September 2017, a decrease in expense reimbursements at certain of our California properties due to reimbursements owed to tenants, and a decrease in lease termination income at one of our California properties, partially offset by an increase from the acquisitions of the office property in San Francisco, California in December 2017 and the office property in Beverly Hills, California in January 2018, an increase at certain of our California and Washington D.C. properties due to increases in both occupancy and rental rates. The aforementioned sales are expected to cause office revenue to decrease materially for the remainder of 2018. However, such decrease is expected to be partially offset by revenue increases from the acquisitions of the office property in San Francisco, California in December 2017 and the office property in Beverly Hills, California in January 2018.

Hotel Revenue: Hotel revenue decreased to $10,491,000, or by 0.3%, for the three months ended March 31, 2018, consistent with $10,518,000 for the three months ended March 31, 2017.

Multifamily Revenue: Multifamily revenue of $5,003,000 for the three months ended March 31, 2017 was related to three multifamily properties in Dallas, Texas sold in May and June 2017, a multifamily property in New York, New York sold in September 2017, and a multifamily property in Houston, Texas sold in December 2017. As a result of the aforementioned sales of our multifamily properties, we do not expect any multifamily revenue during 2018.

Lending Revenue: Lending revenue represents revenue from our lending subsidiaries, including interest income on loans and other loan related fee income. Lending revenue increased to $2,991,000, or by 28.1%, for the three months ended March 31, 2018, compared to $2,335,000 for the three months ended March 31, 2017. The increase is primarily due to higher revenue as a result of the recognition of accretion for discounts related to increased prepayments on our loans and an increase in premium income from the sale of the guaranteed portion of our SBA 7 (a) loans, partially offset by a decrease related to a break-up fee received during the three months ended March 31, 2017.

Expenses

Office Expenses: Office expenses decreased to $12,368,000, or by 11.9%, for the three months ended March 31, 2018, compared to $14,041,000 for the three months ended March 31, 2017. The decrease is primarily due to the sale of an office property in Charlotte, North Carolina in June 2017, the sale of an office property and parking garage in Sacramento, California in June 2017, the sale of two office properties in Washington, D.C. in August and October 2017, the sale of an office property in Los Angeles, California in September 2017, and a decrease in real estate taxes at certain California properties due to real estate tax refunds related to prior years, partially offset by an increase due to the transfer of the right to collect supplemental real estate tax reimbursements which reduced real estate taxes at our office property in San Francisco, California sold in March 2017, an increase from the acquisitions of the office property in San Francisco, California in December 2017 and the office property in Beverly Hills, California in January 2018. The aforementioned sales are expected to cause office expenses to decrease materially for the remainder of 2018. However, such decrease is expected to be partially offset by expense increases from the acquisitions of the office property in San Francisco, California in December 2017 and the office property in Beverly Hills, California in January 2018.

Hotel Expenses: Hotel expenses increased to $6,551,000, or by 1.7%, for the three months ended March 31, 2018, compared to $6,443,000 for the three months ended March 31, 2017.

Multifamily Expenses: Multifamily expenses of $2,997,000 for the three months ended March 31, 2017 were related to three multifamily properties in Dallas, Texas sold in May and June 2017, a multifamily property in New York, New York sold in September 2017, and a multifamily property in Houston, Texas sold in December 2017. As a result of the aforementioned sales of our multifamily properties, we do not expect any multifamily expenses during 2018.

Lending Expenses: Lending expenses represent expenses from our lending subsidiaries, including general and administrative expenses and fees to related party, related to the operation of the lending business. Lending expenses decreased to $1,254,000, or by 7.3%, for the three months ended March 31, 2018, compared to $1,353,000 for the three months ended March 31, 2017, primarily due to a decrease in payroll related expenses for the three months ended March 31, 2018.

Asset Management and Other Fees to Related Parties: Asset management fees totaled $4,415,000 for the three months ended March 31, 2018, compared to $6,414,000 for the three months ended March 31, 2017. Asset management fees are calculated based on a percentage of the daily average adjusted fair value of CIM Urban’s assets, which are appraised in the fourth quarter of each year. The lower fees reflect a decrease in the adjusted fair value of CIM Urban’s assets due to the sale of an office property in March 2017, the sale of two multifamily properties in May 2017, the sale of two office properties, a parking garage, and one multifamily property in June 2017, the sale of an office property in August 2017, the sale of an office property and a multifamily property in September 2017, the sale of an office property in October 2017, and the sale of a multifamily property in December 2017, partially offset by the acquisition of the office property in December 2017, the acquisition of the office property in January 2018 and net increases in the fair value of CIM Urban’s real estate assets based on the December 31, 2017 appraised values as well as incremental capital expenditures incurred in the first three months of 2018. CIM Commercial also pays a Base Service Fee to the Administrator, a related party, which totaled $270,000 for the three months ended March 31, 2018 compared to $265,000 for the three months ended March 31, 2017. In addition, the Administrator received compensation and/or reimbursement for performing certain services for CIM Commercial and its subsidiaries that are not covered under the Base Service Fee. For the three months ended March 31, 2018 and 2017, we expensed $858,000 and $1,062,000 for such services, respectively. For the three months ended March 31, 2018 and 2017, we also expensed $67,000 and $115,000, respectively, related to corporate services subject to reimbursement by us under the CIM SBA Staffing and Reimbursement Agreement. Asset management fees are expected to decrease materially for the remainder of 2018 as a result of our completed sales in 2017, partially offset by increases resulting from the acquisitions of two office properties in December 2017 and January 2018.

Interest Expense: Interest expense, which is not allocated to our operating segments, was $6,449,000 for the three months ended March 31, 2018, a decrease of $3,182,000 compared to $9,631,000 in the corresponding period in 2017. The decrease is primarily due to the payoff of a $25,331,000 mortgage loan in March 2017 in connection with the sale of an office property in San Francisco, California, the payoff of mortgage loans with a combined balance of $38,781,000 in connection with the sale of our three multifamily properties in Dallas, Texas in May and June 2017, the assumption of a $21,700,000 mortgage loan by the buyer of an office property in Los Angeles, California in September 2017, the assumption of a $28,560,000 mortgage loan by the buyer of our multifamily property in Houston, Texas in December 2017, and a decrease in interest expense, including the impact of interest rate swaps, and loan fee amortization expense under the unsecured credit and term loan facilities, mainly due to lower average outstanding balances under the unsecured credit and term loan facilities, primarily due to aggregate repayments of $215,000,000 of outstanding borrowings on our unsecured term loan facility in August and November 2017. Our interest expense is expected to decrease for the remainder of 2018 due to the reductions in debt described above. However, the magnitude of any such decrease cannot be predicted as it will depend on a number of factors such as our outstanding borrowings and the terms of any new borrowings we may enter into.

General and Administrative Expenses: General and administrative expenses, which have not been allocated to our operating segments, were $2,008,000 for the three months ended March 31, 2018, an increase of $1,217,000 compared to $791,000 in the corresponding period in 2017. The increase is primarily due to certain expenses related to our multifamily properties sold during the year ended December 31, 2017, which were expensed during the three months ended March 31, 2018, and an increase in legal and other professional fees and shareholder services expenses.

Transaction Costs: Transaction costs totaling $13,000 for the three months ended March 31, 2017 represent abandoned project costs.

Depreciation and Amortization Expense: Depreciation and amortization expense was $13,148,000 for the three months ended March 31, 2018, a decrease of $4,083,000 compared to $17,231,000 for the three months ended March 31, 2017. The decrease is primarily due to the sale of an office property in San Francisco, California that was held for sale starting in mid-February 2017 and sold in March 2017, the sale of three multifamily properties in Dallas, Texas that were held for sale in May 2017 and sold in May and June 2017, the sale of two office properties and a parking garage in Sacramento, California and Charlotte, North Carolina, that were held for sale in April 2017 and sold in June 2017, the sale of an office property in Los Angeles, California that was held for sale in May 2017 and sold in September 2017, the sale of two multifamily properties in New York, New York and Houston, Texas that were held for sale in July 2017 and sold in September and December 2017, respectively, the sale of two office properties in Washington, D.C. that were held for sale in August 2017 and sold in August and October 2017, partially offset by depreciation expense related to two office properties in San Francisco, California and Beverly Hills, California, which were acquired in December 2017 and January 2018, respectively, as well as additional capital expenditures. Depreciation expense is expected to decrease materially for the remainder of 2018 as a result of our completed sales in 2017, partially offset by increases from the acquisitions of two office properties in December 2017 and January 2018.

Provision for Income Taxes: Provision for income taxes was $388,000 for the three months ended March 31, 2018, consistent with $392,000 for the three months ended March 31, 2017.

Liquidity and Capital Resources

Sources and Uses of Funds

In September 2014, CIM Commercial entered into an $850,000,000 unsecured credit facility with a bank syndicate consisting of a $450,000,000 revolver, a $325,000,000 term loan and a $75,000,000 delayed-draw term loan. CIM Commercial is subject to certain financial maintenance covenants and a minimum property ownership condition. Outstanding advances under the revolver bear interest at (i) the base rate plus 0.20% to 1.00% or (ii) LIBOR plus 1.20% to 2.00%, depending on the maximum consolidated leverage ratio. Outstanding advances under the term loans bore interest at (i) the base rate plus 0.15% to 0.95% or (ii) LIBOR plus 1.15% to 1.95%, depending on the maximum consolidated leverage ratio. The revolver is also subject to an unused commitment fee of 0.15% or 0.25% depending on the amount of aggregate unused commitments. The delayed-draw term loan was also subject to an unused line fee of 0.25%. Proceeds from the unsecured credit facility were used to repay mortgage loans and outstanding balances under our prior unsecured credit facilities, for acquisitions, short-term funding of a Common Stock tender offer in June 2016, short-term funding of a private repurchase of Common Stock in June 2017, and for general corporate purposes. In June 2016, we entered into six mortgage loan agreements with an aggregate principal amount of $392,000,000. A portion of the net proceeds from the loans was used to repay outstanding balances under our unsecured credit facility and the remaining portion was used to repurchase shares of our Common Stock in a private repurchase in September 2016. The June 2017 borrowing used to fund the private share repurchase was repaid using proceeds from subsequent asset sales. The credit facility was set to mature in September 2016 and, prior to maturity, we exercised the first of two one year extension options through September 2017 and we permanently reduced the revolving credit commitment under the credit facility to $200,000,000. In August 2017, we exercised the second of two one year extension options through September 2018 and, in connection with such exercise, we paid an extension fee of $300,000. At May 4, 2018 and March 31, 2018, $10,000,000 was outstanding under the credit facility and at December 31, 2017, $0 was outstanding under the credit facility. The unused capacity on the unsecured credit facility, based on covenant restrictions at May 4, 2018, March 31, 2018 and December 31, 2017, was approximately $190,000,000, $190,000,000, and $200,000,000, respectively.

In May 2015, CIM Commercial entered into an unsecured term loan facility with a bank syndicate pursuant to which CIM Commercial could borrow up to a maximum of $385,000,000. The term loan facility ranks pari passu with CIM Commercial’s unsecured credit facility described above; covenants under the term loan facility are substantially the same as those in the unsecured credit facility. Outstanding advances under the term loan facility bear interest at (i) the base rate plus 0.60% to 1.25% or (ii) LIBOR plus 1.60% to 2.25%, depending on the maximum consolidated leverage ratio. The unused portion of the term loan facility was also subject to an unused fee of 0.20%. The term loan facility matures in May 2022. On November 2, 2015, $385,000,000 was drawn under the term loan facility. Proceeds from the term loan facility were used to repay balances outstanding under our unsecured credit facility. On August 3, 2017, we repaid $65,000,000 of outstanding borrowings on our unsecured term loan facility. In connection with such paydown, we wrote off deferred loan costs of $601,000 and related accumulated amortization of $193,000, a proportionate amount to the borrowings being repaid. Additionally, on November 29, 2017, we repaid $150,000,000 of outstanding borrowings on our unsecured term loan facility. In connection with such paydown, we wrote off deferred loan costs of $1,387,000 and related accumulated amortization of $512,000, a proportionate amount to the borrowings being repaid. At May 4, 2018, March 31, 2018, and December 31, 2017, $170,000,000 was outstanding under the unsecured term loan facility. The interest rate of the term loan facility has been effectively converted to a fixed rate of 3.16% until May 8, 2020 through interest rate swaps that convert the interest rate on the first $170,000,000 of our one-month LIBOR indexed variable rate borrowings to a fixed rate.

At March 31, 2018 and December 31, 2017, we were in compliance with all of our respective financial covenants under the unsecured credit and term loan facilities.

We are currently in discussions with a group of banks with respect to our financing options following the maturity of our unsecured credit facility in September 2018 as well as the possibility of refinancing our unsecured term loan facility. There can be no assurance that such discussions will result in any new financing arrangements.

One of the subsidiaries in our lending segment is in the process of completing a securitization transaction collateralized by substantially all of the non-guaranteed portion of our SBA 7(a) loans with proceeds from the transaction estimated to be approximately $38,200,000. There is no guarantee that our subsidiary will be able to issue the senior notes in connection with this contemplated transaction.

We have an effective registration statement with the SEC with respect to the offer and sale of up to $900,000,000 of Series A Preferred Units, with each Series A Preferred Unit consisting of (i) one share of Series A Preferred Stock, par value $0.001 per share, of the Company with an initial Stated Value of $25.00 per share, subject to adjustment, and (ii) one Series A Preferred Warrant to purchase 0.25 of a share of Common Stock. The registration statement allows us to sell up to a maximum of 36,000,000 Series A Preferred Units. Holders of our Series A Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Preferred Stock at an annual rate of 5.5% of the Series A Preferred Stock Stated Value (i.e. the equivalent of $0.34375 per share per quarter). The exercise price of each Series A Preferred Warrant is at a 15.0% premium to the per share estimated NAV of our Common Stock (as most recently published by us at the time of each issuance). As of March 31, 2018, we had issued 1,677,786 Series A Preferred Units and received net proceeds of $38,436,000 after commissions, fees and allocated costs. As of March 31, 2018, 2,945 shares of Series A Preferred Stock had been redeemed.

On November 21, 2017, in connection with our registration statement filed with the SEC and the ISA, we issued 808,074 Series L Preferred Units and received net proceeds of $207,845,000 after commissions, fees, allocated costs, and discount. Each Series L Preferred Unit consists of ten shares of Series L Preferred Stock and we issued 8,080,740 shares of Series L Preferred Stock in the offering having a Series L Preferred Stock Stated Value of $28.37 per share, subject to adjustment. Holders of Series L Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series L Preferred Stock at an annual rate of 5.5% of the Series L Preferred Stock Stated Value (i.e., the equivalent of $1.56035 per share per year), with the first distribution payable in January 2019. If the Company fails to timely declare distributions or fails to timely pay distributions on the Series L Preferred Stock, the annual dividend rate of the Series L Preferred Stock will temporarily increase by 1.0% per year, up to a maximum rate of 8.5%.

We currently have substantial borrowing capacity and will likely finance our future activities through one or more of the following methods: (i) offerings of shares of Common Stock, Preferred Stock, senior unsecured securities, and/or other equity and debt securities; (ii) credit facilities and term loans; (iii) the addition of senior recourse or non-recourse debt using target acquisitions as well as existing assets as collateral; (iv) the sale of existing assets; and/or (v) cash flows from operations. We expect to employ leverage levels that are comparable to those of other commercial REITs engaged in business strategies similar to our own.

Our long-term liquidity needs will consist primarily of funds necessary for acquisitions of assets, development or repositioning of properties, capital expenditures, refinancing of indebtedness, paying distributions on our Preferred Stock or any other preferred stock we may issue and redemption of our Preferred Stock (if we choose to pay the redemption price in cash instead of in shares of our Common Stock) and distributions on our Common Stock. We may not have sufficient funds on hand or may not be able to obtain additional financing to cover all of these long-term cash requirements although, it should be noted that we do not currently have any significant property development or repositioning projects planned. The nature of our business, and the requirements imposed by REIT rules that we distribute a substantial majority of our REIT taxable income on an annual basis in the form of dividends, may cause us to have substantial liquidity needs over the long-term. We will seek to satisfy our long-term liquidity needs through one or more of the methods described in the immediately preceding paragraph. These sources of funding may not be available on attractive terms or at all. If we cannot obtain additional funding for our long-term liquidity needs, our assets may generate lower cash flows or decline in value, or both, which may cause us to sell assets at a time when we would not otherwise do so and could have a material adverse effect on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock or Preferred Stock.

Available Borrowings, Cash Balances and Capital Resources

We have typically financed our capital needs through offerings of shares of Preferred Stock, long-term secured mortgages, unsecured term loan facilities, unsecured short-term credit facilities, and cash flows from operations. As of March 31, 2018 and December 31, 2017, we had total indebtedness of $641,257,000 and $630,852,000, respectively. As of March 31, 2018 and December 31, 2017, $180,000,000 and $170,000,000 of borrowings under credit and term loan facilities were included in total indebtedness, respectively. Based on covenant restrictions as of March 31, 2018 and December 31, 2017, these facilities had total unused capacity of approximately $190,000,000 and $200,000,000, respectively. As of May 4, 2018, $180,000,000 ($10,000,000 under the revolver and $170,000,000 under the term loan) was outstanding under the credit and term loan facilities, and, based on covenant restrictions, approximately $190,000,000 was available for future borrowings.

Cash Flow Analysis

Our cash and cash equivalents and restricted cash totaled $70,194,000 and $156,318,000 at March 31, 2018 and December 31, 2017, respectively. Our cash flows from operating activities are primarily dependent upon the real estate assets owned, occupancy level of our real estate assets, the rental rates achieved through our leases, the collectability of rent and recoveries from our tenants, and loan related activity. Our cash flows from operating activities are also impacted by fluctuations in operating expenses and other general and administrative costs. Net cash provided by operating activities totaled $17,708,000 for the three months ended March 31, 2018 compared to $13,563,000 for the three months ended March 31, 2017. The increase was primarily due to an increase of $7,777,000 in proceeds from the sale of guaranteed loans and an increase of $3,721,000 resulting from a lower level of working capital used compared to the prior period, partially offset by a decrease of $4,565,000 in net income adjusted for the gain on sale of real estate, depreciation and amortization expense, and the transfer of the right to collect supplemental real estate tax reimbursements at an office property in San Francisco, California that we sold in March 2017, a $2,428,000 increase in loans funded, and a $1,044,000 decrease in principal collected on loans subject to secured borrowings.

Our cash flows from investing activities are primarily related to property acquisitions and sales, expenditures for development and redevelopment projects, capital expenditures and cash flows associated with loans originated at our lending segment. Net cash used in investing activities for the three months ended March 31, 2018 was $115,349,000 compared to net cash provided by investing activities of $286,742,000 in the corresponding period in 2017. The decrease was primarily due to a decrease of $289,939,000 in cash generated from the sale of real estate during the three months ended March 31, 2017 and an increase in the acquisition of real estate cash outflow of $112,048,000 during the three months ended March 31, 2018.

Our cash flows from financing activities are generally impacted by borrowings and capital activities. Net cash provided by financing activities for the three months ended March 31, 2018 was $11,517,000 compared to cash used in financing activities of $44,793,000 in the corresponding period in 2017. We had net borrowings, inclusive of secured borrowings of the lending business, of $10,263,000 for the three months ended March 31, 2018, compared with net payments of $28,031,000 for the three months ended March 31, 2017. Dividends of $7,297,000 for the three months ended March 31, 2018 were sourced from cash provided by operating activities, while dividends of $18,395,000 for the three months ended March 31, 2017 were sourced from net cash provided by operating activities of $13,563,000 and cash on hand at the beginning of the period of $176,609,000. Proceeds from the issuance of our Series A Preferred Units were $8,992,000 during the three months ended March 31, 2018 compared to $1,904,000 in the corresponding period in 2017.

Contractual Obligations, Commitments and Contingencies

During the three months ended March 31, 2018, there were no material changes outside the ordinary course of business in the information regarding specified contractual obligations contained in our Annual Report on Form 10-K for the year ended December 31, 2017.

Off-Balance Sheet Arrangements

At March 31, 2018, we did not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

Our recently issued accounting pronouncements are described in Note 2 to the consolidated financial statements included in this Form 10-Q.

Dividends

Holders of Series A Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Preferred Stock at an annual rate of 5.5% of the Series A Stated Value (i.e., the equivalent of $0.34375 per share per quarter). Dividends on each share of Series A Preferred Stock begin accruing on, and are cumulative from, the date of issuance. Dividends are payable on the 15th day of the month, or if such day is not a business day, on the first business day thereafter, following the quarter for which the dividend was declared. We expect to pay dividends on our Series A Preferred Stock quarterly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland General Corporation Law (“MGCL”) or other factors make it imprudent to do so. The timing and amount of such dividends will be determined by our Board of Directors, in its sole discretion, and may vary from time to time. Dividends declared on our Series A Preferred Stock for the three months ended March 31, 2018 consist of the following:

			Aggregate
Declaration Date	Payment Date	Number of Shares	Dividends Declared
			(in thousands)
March 6, 2018	April 16, 2018	1,674,841	$493

Holders of Series L Preferred Stock are entitled to receive, if, as and when authorized by our Board of Directors, and declared by us out of legally available funds, cumulative cash dividends on each share of Series L Preferred Stock at an annual rate of 5.5% of the Series L Preferred Stock Stated Value (i.e., the equivalent of $1.56035 per share per year). Dividends on each share of Series L Preferred Stock are cumulative from the date of issuance. Cash dividends on shares of Series L Preferred Stock are paid annually, with the first distribution payable in January 2019 for the period from the date of issuance through December 31, 2018. If the Company fails to timely declare distributions or fails to timely pay distributions on the Series L Preferred Stock, the annual dividend rate of the Series L Preferred Stock will temporarily increase by 1.0% per year, up to a maximum rate of 8.5%.

Holders of our Common Stock are entitled to receive dividends, if, as and when authorized by the Board of Directors and declared by us. In determining our dividend policy, the Board of Directors considers many factors including the amount of cash resources available for dividend distributions, capital spending plans, cash flow, financial position, applicable requirements of the MGCL, any applicable contractual restrictions, and future growth in net asset value and cash flow per share prospects. Consequently, the dividend rate on a quarterly basis does not necessarily correlate directly to any individual factor. There can be no assurance that the future dividends declared by our Board of Directors will not differ materially from historical dividend levels. Dividends per share of Common Stock declared during the three months ended March 31, 2018 consist of the following:

			Dividend Per
Declaration Date	Payment Date	Type	Common Share
March 6, 2018	March 29, 2018	Regular Quarterly	$0.12500

Item 3.

Quantitative and Qualitative Disclosures About Market Risk

The fair value of our mortgages payable is sensitive to fluctuations in interest rates. Discounted cash flow analysis is generally used to estimate the fair value of our mortgages payable, using rates ranging from 4.46% to 4.49% at March 31, 2018 and 4.15% to 4.28% at December 31, 2017. Mortgages payable with book values of $414,806,000 and $414,760,000 as of March 31, 2018 and December 31, 2017, respectively, have fair values of approximately $407,997,000 and $413,819,000, respectively.

Our future income, cash flow and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We are exposed to market risk in the form of changes in interest rates and the potential impact such changes may have on the cash flows from our floating rate debt or the fair values of our fixed rate debt. At March 31, 2018 and December 31, 2017 (excluding premiums, discounts, debt issuance costs and any impact related to the interest rate swaps), $416,300,000 (or 64.6%) and $416,300,000 (or 65.7%) of our debt, respectively, was fixed rate mortgage loans, and $228,024,000 (or 35.4%) and $217,761,000 (or 34.3%), respectively, was floating rate borrowings. Based on the level of floating rate debt outstanding at March 31, 2018 and December 31, 2017, and before the impact of the interest rate swaps, a 12.5 basis point change in LIBOR would result in an annual impact to our earnings of approximately $285,000 and $272,000, respectively. We calculate interest rate sensitivity by multiplying the amount of floating rate debt by the respective change in rate. The sensitivity analysis does not take into consideration possible changes in the balances or fair value of our floating rate debt or the impact of interest rate swaps.

In order to manage financing costs and interest rate exposure related to our one-month LIBOR indexed variable rate borrowings, on August 13, 2015, we entered into interest rate swap agreements with multiple counterparties. These swap agreements became effective on November 2, 2015. These interest rate swaps effectively convert the interest rate on our term loan facility into a fixed weighted average rate of 1.563% plus the credit spread, which was 1.60% at March 31, 2018 and December 31, 2017, or an all-in rate of 3.16% until May 8, 2020. On August 3, 2017, we repaid $65,000,000 of outstanding one-month LIBOR indexed variable rate borrowings and we terminated three interest rate swaps with an aggregate notional value of $65,000,000. In addition, on November 29, 2017, we repaid $150,000,000 of outstanding one-month LIBOR indexed variable rate borrowings and we terminated four interest rate swaps with an aggregate notional value of $150,000,000. Our use of these derivative instruments to hedge exposure to changes in interest rates exposes us to credit risk from the potential inability of our counterparties to perform under the terms of the agreements. We attempt to minimize this credit risk by contracting with what we believe to be high-quality financial counterparties. For a description of our derivative contracts, see Note 12 to our consolidated financial statements included in this report.

Item 4.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, as of March 31, 2018, our Principal Executive Officer and Principal Financial Officer concluded, as of that time, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and include controls and procedures designed to ensure the information required to be disclosed by the Company in such reports is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

Other Information

Item 1.    Legal Proceedings

We are not currently involved in any material pending or threatened legal proceedings nor, to our knowledge, is any material legal proceeding currently threatened against us, other than routine litigation arising in the ordinary course of business. In the normal course of business we are periodically party to certain legal actions and proceedings involving matters that are generally incidental to our business. While the outcome of these legal actions and proceedings cannot be predicted with certainty, in management’s opinion, the resolution of these legal proceedings and actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flow.

Item 1A.    Risk Factors

There have been no material changes to the risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2017.

Item 2.    Recent Sales of Unregistered Securities and Use of Proceeds

None.

Item 3.    Defaults Upon Senior Securities

None.

Item 4.    Mine Safety Disclosures

Not applicable.

Item 5.    Other Information

None.

Item 6.    Exhibits

Exhibit Number	Exhibit Description
*31.1	Section 302 Officer Certification—Chief Executive Officer
*31.2	Section 302 Officer Certification—Chief Financial Officer
*32.1	Section 906 Officer Certification—Chief Executive Officer
*32.2	Section 906 Officer Certification—Chief Financial Officer
*101	Interactive data files pursuant to Rule 405 of Regulation S-T

*  Filed herewith.

Exhibit Index

Exhibit Number	Exhibit Description
*31.1	Section 302 Officer Certification—Chief Executive Officer
*31.2	Section 302 Officer Certification—Chief Financial Officer
*32.1	Section 906 Officer Certification—Chief Executive Officer
*32.2	Section 906 Officer Certification—Chief Financial Officer
*101	Interactive data files pursuant to Rule 405 of Regulation S-T

*  Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CIM COMMERCIAL TRUST CORPORATION
Dated: May 10, 2018	By:	/s/ CHARLES E. GARNER II
Charles E. Garner II
Chief Executive Officer

Dated: May 10, 2018	By:	/s/ DAVID THOMPSON
David Thompson
Chief Financial Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles E. Garner II, certify that:

1.        I have reviewed this quarterly report on Form 10-Q of CIM Commercial Trust Corporation;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)        evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)       disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)       all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2018	/s/ CHARLES E. GARNER II
Charles E. Garner II
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Thompson, certify that:

1.        I have reviewed this quarterly report on Form 10-Q of CIM Commercial Trust Corporation;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)        evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)       disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)       all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 10, 2018	/s/ DAVID THOMPSON
David Thompson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of CIM Commercial Trust Corporation (the “Company”) on Form 10-Q for the period ended March 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Charles E. Garner II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ CHARLES E. GARNER II
Charles E. Garner II
Chief Executive Officer
May 10, 2018

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of CIM Commercial Trust Corporation (the “Company”) on Form 10-Q for the period ended March 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID THOMPSON
David Thompson
Chief Financial Officer
May 10, 2018

Annex B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 10, 2018

Commission File Number 1-13610

CIM COMMERCIAL TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	75-6446078
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

17950 Preston Road, Suite 600,
Dallas, TX 75252	(972) 349-3200
(Address of principal executive offices)	(Registrant’s telephone number)

Former name, former address and former fiscal year, if changed since last report: NONE

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following  provisions:

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.             Entry into a Material Definitive Agreement.

On May 10, 2018, CIM Commercial Trust Corporation (the “Company”) entered into a Wholesaling Agreement (the “Wholesaling Agreement”) with International Assets Advisors, LLC (“IAA”) and CCO Capital, LLC (“CCO Capital”).

IAA is the exclusive dealer manager for the Company’s public offering of up to $900,000,000 of Series A Preferred Units of the Company (“Series A Units”) pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-210880).  CCO Capital is a registered broker dealer and is under common control with CIM Service Provider, LLC and CIM Investment Advisors, LLC, which are both affiliates of CIM Group, L.P. and which provide, or arrange for the provision of, certain management, administrative and operational services to the Company pursuant to their respective agreements with the Company.

Under the Wholesaling Agreement, among other things, CCO Capital has agreed to assist IAA with the sale of Series A Units in exchange for the payment by IAA to CCO Capital of a fee equal to 2.75% of the selling price of each Series A Unit for which a sale is completed, reduced by any applicable fee reallowances payable to soliciting dealers pursuant to separate soliciting dealer agreements between IAA and soliciting dealers.  CCO Capital will pay to IAA a fixed monthly fee in exchange for the services provided by IAA in connection with periodic closings and settlements for the offering of Series A Units.

The foregoing description of the Wholesaling Agreement is not complete and is qualified in its entirety by reference to the full text of the Wholesaling Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 2.02              Results of Operations and Financial Condition

On May 10, 2018, the Company issued a press release announcing its financial results for the quarter ended March 31, 2018.  A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 2.02 and Exhibit 99.1 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 7.01 Regulation FD Disclosure

A copy of the Company’s Q1 2018 Investor Presentation is attached to this Form 8-K as Exhibit 99.2 and is incorporated by reference herein. Additionally, the Company has posted a copy of the presentation on its Shareholder Relations page at http://shareholders.cimcommercial.com/.

The information in this Item 7.01 and Exhibit 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
10.1	Wholesaling Agreement, dated May 10, 2018, by and among the Company, International Assets Advisors, LLC and CCO Capital, LLC.
99.1	Press release, dated May 10, 2018, regarding the Company’s financial results for the quarter ended March 31, 2018.
99.2	Investor Presentation Q1 2018.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2018

CIM COMMERCIAL TRUST CORPORATION

	By:	/s/ David Thompson
David Thompson, Chief Financial Officer

3

Exhibit 10.1

EXECUTION COPY

WHOLESALING AGREEMENT

May 10, 2018

CCO Capital, LLC

2325 E. Camelback Road, 10th Floor

Phoenix, AZ 85016

Ladies and Gentlemen:

International Assets Advisory, LLC, a Florida limited liability company (the “Dealer Manager”), has entered into an exclusive dealer manager agreement dated as of June 28, 2016 (as may be amended, amended and restated or otherwise modified from time to time, the “Dealer Manager Agreement”), with CIM Commercial Trust Corporation, a Maryland corporation (the “Company”), pursuant to which the Dealer Manager has agreed to use its reasonable best efforts to solicit subscriptions in connection with the Company’s public offering (the “Offering”) of a minimum of 400,000 units and a maximum of 36,000,000 units (each a “Unit” and, collectively, the “Units”), with each Unit consisting of (a) one share of Series A Preferred Stock, $0.001 par value per share, of the Company (a “Preferred Share”), and (b) one warrant (a “Warrant”) to purchase 0.25 of a share of Common Stock, $0.001 par value per share, of the Company (each a “Common Share”), for a purchase price of $25 per Unit.  Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to them in the Dealer Manager Agreement.

The Units are being issued and sold to the public on a “best efforts” basis through the Dealer Manager and the broker-dealers and other appropriately licensed firms participating in the Offering (the “Soliciting Dealers”), pursuant to existing and future Soliciting Dealer Agreements between the Dealer Manager and each Soliciting Dealer (each, a “Soliciting Dealer Agreement”), and Registered Investment Advisors (the “RIAs”) pursuant to existing and future Introducing Agreements (each, an “RIA Agreement”) and through brokerage platforms (the “Platforms”) through existing and future agreements with such Platforms (each, a “Platform Agreement” and together with the Soliciting Dealer Agreements and RIA Agreements, the “Selling Agreements”).

In consideration of the mutual covenants and agreements contained herein, intending to be legally bound, the parties hereby agree to the following terms and conditions set forth in this Wholesaling Agreement (this “Agreement”), to be effective as of May 1, 2018:

1.              Appointment and Acceptance of the Wholesaler

Upon the terms and subject to the conditions set forth in this Agreement, CCO Capital, LLC, a Delaware limited liability company (the “Wholesaler”), hereby is appointed, with the consent of the Company, as evidenced by its execution hereof, and hereby accepts such appointment, as the Dealer Manager’s wholesaler and distribution agent to assist the Dealer Manager in the offer and sale of the Units.

2.              Undertakings of the Wholesaler

(a)                                 The Wholesaler will use diligent efforts to assist the Dealer Manager with the sale of Units through the existing Soliciting Dealers, RIAs and Platforms (collectively, “Offering Participants”) and to recruit new Offering Participants to agree to participate in the Offering (each Offering Participant that executes a Selling Agreement following the date of this Agreement, a “New Relationship”), each of which shall agree to offer and sell the Units on a best-efforts basis without any commitment to purchase any Units and, so long as this Agreement and the relevant Selling Agreements remain in effect, to use diligent efforts to assist the Offering Participants with the performance of their obligations as provided herein.

(b)                                 The Wholesaler covenants and agrees to wholesale Units through registered broker-dealers that are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) in good standing and that have signed Soliciting Dealer Agreements, RIAs that have signed RIA Agreements and Platforms that have signed Platform Agreements.

(c)                                  The Wholesaler will use diligent efforts to assist the Dealer Manager in providing certain services to Offering Participants in connection with the Offering, which services will consist primarily of:

(i)                               providing training and education regarding the Company and the offering of the Units;

(ii)                            administering the process of obtaining due diligence and approval of the Offering by Offering Participants, including negotiating and preparing Selling Agreements for final approval and execution, and negotiating the amount of any reallowance of the Dealer Manager Fee to Soliciting Dealers (each, a “Fee Reallowance”);

(iii)                         providing ongoing marketing and sales support for Offering Participants, including providing external wholesaling personnel to market the Offering to the investment advisors, representatives, agents, intermediaries and/or affiliates of Offering Participants (“Representatives”), and operating an internal sales desk for such Representatives;

(iv)                        preparing sales literature and other written information concerning the Company and the Offering for approval by the Company and Dealer Manager (“Authorized Sales Material”) and coordinating with the Dealer Manager to file and clear such Authorized Sales Material with all relevant federal and state governmental and regulatory agencies prior to its use in the Offering;

(v)                           furnishing Authorized Sales Material and Prospectuses to Offering Participants and their Representatives;

(vi)                        coordinating certain closing and settlement operations and performing investor relations and communication functions in connection with the Offering; and

(vii)                     such other assistance to Offering Participants and their Representatives in marketing the Units and otherwise participating in the Offering as agreed to by the parties hereto.

(d)                                 The Wholesaler agrees to monitor, on a monthly basis, the organization and offering fees and expenses, including underwriting fees and expenses as defined in FINRA Rule 2310(b)(4), which it incurs in connection with the Public Offering, and provide a report of all such fees and expenses to the Dealer Manager within 20 days of the last day in each month of the Term. Upon request, the Dealer Manager will provide to the Wholesaler or the Company a report of the aggregate organization and offering fees and expenses, including underwriting fees and expenses as defined in FINRA Rule 2310(b)(4) to date, incorporating the information from the Wholesaler.

(e)                                  The Wholesaler acknowledges that, other than as set forth herein, it is not authorized to act as agent of the Dealer Manager or the Company in any connection or transaction; and agrees not to so act or to purport to so act.

3.              Compensation and Expense Reimbursement

(a)                                 In consideration for the Wholesaler performing its obligations under this Agreement, the Dealer Manager shall pay the Wholesaler a Distribution Fee equal to the aggregate Dealer Manager Fee payable from the date this Agreement becomes effective, reduced by any applicable Fee Reallowances payable to Soliciting Dealers pursuant to an executed Soliciting Dealer Agreement between the Dealer Manager and the Soliciting Dealer (the “Distribution Fee”).

(b)                                 In consideration for its services as dealer manager of the Offering and in connection with its performance of certain operations, closing and settlement functions in connection with the Offering Wholesaler shall advance to IAA a portion of the Distribution Fee in the amount provided on Schedule 1 to this Agreement (the “IAA Fee”).   For the avoidance of doubt, the parties understand and agree that the full IAA Fee shall be payable monthly during the Term of the Agreement irrespective of the amount of the Distribution Fee received by Wholesaler for each respective month, and, to the extent available, shall be paid or advanced from proceeds received by the Wholesaler from the Distribution Fee.

(c)                                  With respect to Units sold to participants in an Offering Participant’s “wrap account” program and which participate in such program, the Wholesaler shall still receive the same Distribution Fee as listed in Section 3(a), provided the Wholesaler meets the eligibility requirements to receive such compensation.

(d)                                 Unless otherwise reimbursed directly by the Company, the Dealer Manager shall also reimburse the Wholesaler for all costs and expenses incurred in connection with bona fide due diligence activities upon presentation of itemized and detailed invoices (which would then be reimbursed by the Company pursuant to the Dealer Manager Agreement), and such other reasonable costs and expenses as Wholesaler may incur in the performance of its duties hereunder, as may be agreed to by the respective parties from time to time.  Upon receipt by IAA of the funds from the Company for Wholesaler’s costs and expenses, IAA shall reimburse Wholesaler the amount due under the invoices.

(e)                                  Notwithstanding any other provision of this Agreement to the contrary, the Company shall have sole discretion to accept or reject any subscription for the Units in whole or in part.

(f)                                   The payment of the initial IAA Fee shall be due and payable upon execution of this Agreement and thereafter the IAA Fee shall be payable to IAA in advance on the first day of each month until the Agreement is terminated.  The parties hereto agree that the Distribution Fee shall be paid concurrently with each monthly Offering closing cycle and any additional closings that occur outside of the monthly Offering closing cycle.

4.              Representations and Warranties of the Company and the Dealer Manager

(a)                                 The Company represents and warrants to the Wholesaler that:

(i)                                     The Company is a corporation duly organized and validly existing under the laws of the State of Maryland, and is in good standing with the State Department of Assessments and Taxation of Maryland, with full power and authority to conduct its business as described in the Registration Statement and the Prospectus and to enter into this Agreement and to perform the transactions, and carry out its obligations, contemplated hereby.

(ii)                                  This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the Dealer Manager and the Wholesaler, constitutes a legal, valid and binding agreement of the Company,  enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles relating to the availability of remedies, and except to the extent that the enforceability of the indemnity provisions contained in this Agreement may be limited under applicable securities laws.

(b)                                 The Dealer Manager represents and warrants to the Wholesaler that:

(i)                                     The Dealer Manager is a limited liability company duly organized and validly existing under the laws of the State of Florida, with full power and authority to conduct its business and to enter into this Agreement and to perform the transactions contemplated hereby.

(ii)                                  This Agreement has been duly authorized, executed and delivered by the Dealer Manager and, assuming due authorization, execution and delivery of this Agreement by the Company and the Wholesaler, constitutes a legal, valid and binding agreement of the Dealer Manager, enforceable against the Dealer Manager in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles relating to the availability of remedies, and except to the extent that the enforceability of the indemnity provisions contained in this Agreement may be limited under applicable securities laws.

(iii)                               The Dealer Manager (A) is duly registered as a broker-dealer pursuant to the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) is a member of FINRA in good standing, (C) is a broker or dealer registered as such in those states and jurisdictions where the Dealer Manager is required to be registered in order to provide the services contemplated by this Agreement and the Dealer Manager Agreement, and (D) it and those of its employees and representatives who are required to have approvals, licenses or registrations to act under this Agreement have all applicable required approvals, licenses and registrations to act under this Agreement. There is no provision in the Dealer Manager’s FINRA membership agreement that would prohibit or restrict the ability of the Dealer Manager to carry out the services related to the Offering as contemplated by this Agreement and the Dealer Manager Agreement or to perform its obligations hereunder and thereunder. With respect to its participation in the offer and sale of the Units (including, without limitation any resales and transfers of Units), the Dealer Manager shall comply in all material respects with all applicable requirements of (1) the Securities Act of 1933, as amended (the “Securities Act”) and the applicable rules and regulations promulgated thereunder (the “Securities Act Regulations”), the Exchange Act and the applicable rules and regulations promulgated thereunder (the “Exchange Act Regulations”) and all other federal rules and regulations applicable to the Offering and the sale of the Units, (2) applicable state securities or “blue sky” laws, and (3) the rules set forth in the FINRA rulebook applicable to the Offering, which currently consists of rules promulgated by FINRA, the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange (collectively, the “FINRA Rules”), specifically including, but not in any way limited to, FINRA Rule 2310, FINRA Rule 5110, FINRA Rule 5141, NASD Rule 2340 and NASD Rule 2420.

(iv)                              The Dealer Manager and its representatives have all required permits, licenses, approvals, consent and other authorizations (collectively, “Governmental Licenses”) and have made all filings and registrations with federal and state governmental and regulatory agencies required to conduct their business and to perform their obligations under this Agreement and the Dealer Manager Agreement, except where the inability of such Governmental Licenses to be in full force and effect would not have a material adverse effect on the business, properties, financial position, results of operations or cash flows of the Dealer Manager or as otherwise may be disclosed in the Registration Statement and the Prospectus. The performance of the obligations of the Dealer Manager under this Agreement and the Dealer Manager Agreement will not (A) violate or result in a breach of any provisions of its articles of incorporation or by-laws (or similar instruments or documents) or any order, law or regulation binding upon it, and (B) result in a material breach of any provisions of any agreement or instrument to which it is a party or which is otherwise binding upon it.

5.              Representations and Warranties of the Wholesaler

The Wholesaler represents and warrants to the Company and the Dealer Manager:

(a)                                 The Wholesaler is a limited liability company duly organized and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business and to enter into this Agreement and to perform the transactions contemplated hereby.

(b)                                 This Agreement has been duly authorized, executed and delivered by the Wholesaler and, assuming due authorization, execution and delivery of this Agreement by the Dealer Manager and the Company, constitutes a legal, valid and binding agreement of the Wholesaler, enforceable against the Wholesaler in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles relating to the availability of remedies, and except to the extent that the enforceability of the indemnity provisions contained in this Agreement may be limited under applicable securities laws.

(c)                                  The Wholesaler (i) is duly registered as a broker-dealer pursuant to the provisions of the Exchange Act, (ii) is a member of FINRA in good standing, (iii) is a broker or dealer registered as such in those states and jurisdictions where the Wholesaler is required to be registered in order to provide the services contemplated by this Agreement, and (iv) it and those of its employees and representatives who are required to have approvals, licenses or registrations to act under this Agreement have all applicable required approvals, licenses and registrations to act under this Agreement. There is no provision in the Wholesaler’s FINRA membership agreement that would prohibit or restrict the ability of the Wholesaler to carry out the services related to the Offering as contemplated by this Agreement or to perform its obligations hereunder. With respect to its participation in the offer and sale of the Units (including, without limitation any resales and transfers of Units), the Wholesaler agrees to comply in all material respects with all applicable requirements, in each case to the extent such requirements are applicable to the Wholesaler in connection with the performance of its obligations hereunder, of (i) the Securities Act, the Exchange Act, the Securities Act Regulations and the Exchange Act Regulations and all other federal rules and regulations applicable to the Offering and the sale of the Units, (ii) applicable state securities or “blue sky” laws, and (iii) the FINRA Rules, specifically including, but not in any way limited to, FINRA Rule 2310, FINRA Rule 5110, FINRA Rule 5141, NASD Rule 2340 and NASD Rule 2420.

(d)                                 The Wholesaler and those of its employees and representatives who are required to have Governmental Licenses have all required Governmental Licenses and have made all filings and registrations with federal and state governmental and regulatory agencies required to conduct their business and to perform their obligations under this Agreement. The performance of the obligations of the Wholesaler under this Agreement will not violate or result in a breach of any provisions of its articles of incorporation or by-laws (or similar instruments or documents) or any agreement, instrument, order, law or regulation binding upon it.

6.              Covenants of the Dealer Manager

(a)                                 The Dealer Manager shall comply with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. The Dealer Manager will make such documents and records available to (i) the Wholesaler and/or the Company upon reasonable request, and (ii) representatives of the SEC, FINRA and applicable state securities administrators upon the receipt of an appropriate document subpoena or other appropriate request for documents from any such agency; provided, however, that if the Dealer Manager determines, in its sole discretion, not to provide documents in accordance with this section, it may oppose such document subpoena or other request, provided that the Dealer Manager shall be responsible for all reasonable direct costs of such opposition. The Dealer Manager further agrees to keep such required records with respect to each customer who purchases Units, the customer’s suitability and the amount of Units sold, and to retain such records for six years or such period of time as may be required by the SEC, any state securities commission, FINRA or the Company, whichever is later. The Wholesaler and the Company agree that the Dealer Manager can satisfy its recordkeeping obligations hereunder by contractually requiring such information to be maintained by the Offering Participants offering the Units.

(b)                                 To the extent the Dealer Manager directly sells Units, the Dealer Manager will only offer and sell Units in jurisdiction in which (i) the Units are qualified for sale or are exempt under the applicable state securities or “blue sky” laws thereof, and (ii) the Dealer Manager may lawfully engage in such offers and sales. No Units shall be offered or sold for the account of the Company in any other states or foreign jurisdictions.

(c)                                  The Dealer Manager is familiar with Rule 15c2-8 under the Exchange Act, relating to the distribution of preliminary and final Prospectuses, and confirms that it has complied and will, to the extent applicable to the Dealer Manager in connection with the performance of its obligations hereunder, comply therewith.

(d)                                 During the Term of this Agreement, the Dealer Manager shall continue to be responsible for the timely filing of all documents and information to be filed with the Corporate Financing Department of FINRA, as required under FINRA Rules 5110(b)(5) and 5110(b)(6), and shall have and maintain internal controls sufficient to monitor compliance with the organization and offering expense limitations of FINRA Rule 2310(b)(4).

7.              Covenants of the Wholesaler

(a)                                 The Wholesaler shall, in all material respects and to the extent such requirements are applicable to the Wholesaler in connection with the performance of its obligations hereunder, comply, with the record keeping requirements of the Exchange Act, including but not limited to, Rules 17a-3 and 17a-4 promulgated under the Exchange Act. The Wholesaler will make such documents and records available to (i) the Dealer Manager and the Company upon reasonable request, and (ii) representatives of the SEC, FINRA and applicable state securities administrators upon the receipt of an appropriate document subpoena or other appropriate request for documents from any such agency; provided, however, that in the event the Wholesaler determines, in its sole discretion, not to provide documents in accordance with this section, it may oppose such document subpoena or other request, provided that the Wholesaler shall be responsible for all reasonable direct costs of such opposition.

(b)                                 The Wholesaler is familiar with Rule 15c2-8 under the Exchange Act, relating to the distribution of preliminary and final Prospectuses, and confirms that it will, to the extent applicable to the Wholesaler in connection with the performance of its obligations hereunder, comply with Rule 15c2-8 under the Exchange Act.

(c)                                  If the Wholesaler elects to use any Authorized Sales Materials in connection with the performance of its obligations hereunder, then the Wholesaler agrees that such material shall not be used by it in connection with the Offering and that it will direct Offering Participants not to make such use of any Authorized Sales Materials unless accompanied or preceded by the Prospectus. If the Wholesaler elects to use such Authorized Sales Materials in connection with the performance of its obligations hereunder, the Wholesaler will only use Authorized Sales Materials approved in advance by the Dealer Manager and the Company. The Wholesaler shall not give or provide any information or make any representation other than those contained in the Prospectus or the Authorized Sales Materials. The Wholesaler will not use any “broker-dealer use only” Authorized Sales Materials with members of the public in connection with offers or sales of the Units.

(d)                                 The Wholesaler will suspend or terminate the offering and sale of the Units by the Wholesaler upon request of the Company at any time and resume offering and sale of the Units upon subsequent request of the Company, in each case in connection with the performance of its obligations hereunder.

(e)                                  The Wholesaler will provide to the Company and the Dealer Manager as soon as practicable upon receipt by the Wholesaler copies of any written or otherwise documented customer complaints received by the Wholesaler from Offering Participants relating in any way to the Offering (including, but not limited to, the manner in which the Units are offered by any Offering Participant), the Units or the Company.

(f)                                   The Wholesaler possesses, and shall maintain, sufficient staff, infrastructure, information technology capability and facilities to provide the services to be provided by the Wholesaler pursuant to this Agreement and of the type customarily provided by distribution agents of similar investment products.

(g)                                  The Wholesaler will perform its obligations under this Agreement in accordance with the same ethical and business standards as those standards that the Wholesaler uses to perform its obligations under similar agreements entered into in connection with the other offerings for which the Wholesaler serves as dealer-manager and as are customary and reasonable in the Wholesaler’s industry.

8.              Indemnification; Contribution

(a)                                 For the purposes of this Agreement, an “indemnified party” shall mean a Person entitled to indemnification under this Section 8, as well as such Person’s officers, directors (including with respect to the Company, any Person named in the Registration Statement with his or her consent as becoming a director in the future), employees, members, managers, partners, affiliates, agents and representatives, and each Person, if any, who controls such Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

(b)                                 Each of the Dealer Manager and the Company shall indemnify and hold harmless the Wholesaler against any and all losses, claims, damages, costs, expenses, liabilities (including any investigatory, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, other than by FINRA in connection with Section 8(d)), and actions to which the Wholesaler and its indemnified parties, or any of them, may become subject under the Securities Act, the Exchange Act, any other federal or state statute, law or regulation, at common law or otherwise, in connection with or related to the Public Offering or this Agreement, insofar as such losses, claims, damages, costs, expenses or liabilities or actions do not arise out of or are not based upon any action or omission of the Wholesaler constituting negligence, misconduct or violation of this Agreement or applicable laws or regulations.

(c)                                  The Wholesaler shall indemnify and hold harmless each of the Company and the Dealer Manager to the same extent as the foregoing indemnity from each of the Company and the Dealer Manager set forth in Section 8(b), but only insofar as such losses, claims, damages, costs, expenses, or liabilities or actions arise out of or are based upon any action or omission of the Wholesaler constituting negligence, misconduct or violation of this Agreement or applicable laws or regulations.

(d)                                 If, after the Public Offering has terminated, FINRA alleges violations of the compensation and expense provisions of FINRA Rule 2310(b)(4)(B)(i) and/or FINRA Rule 2310(b)(4)(B)(ii) (the “Compensation Rules”) against the Dealer Manager in its capacity as dealer manager of the Public Offering, then the Wholesaler shall enter into a joint defense agreement with the Dealer Manager to defend the charges of excessive compensation. Further, in the event of a full and final settlement, or a final disciplinary decision (i.e., where all available appeals have been taken or the time to notice an appeal has passed) wherein the Compensation Rules were found to have been violated by the Dealer Manager, the Wholesaler shall contribute to the Company any amounts that FINRA has determined should be repaid by the Dealer Manager to the Company in connection with the FINRA action. In addition, Wholesaler shall reimburse the Dealer Manager for any fines or penalties assessed against it by, and paid to, FINRA as a result of such action and shall reimburse the Dealer Manager for the reasonable legal fees and costs of defense the Dealer Manager incurred in connection with such action. For the avoidance of doubt, the Dealer Manager shall not be responsible for any amounts required to be contributed by the Wholesaler to the Company or otherwise by the Wholesaler pursuant to this Section 8(d).

(e)                                  Any party which proposes to assert the right to be indemnified under Section 8(b) or 8(c) will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim is to be made against an indemnified party under Section 8(b) or 8(c), notify each such indemnifying party of the commencement of such action, suit or proceeding, enclosing a copy of all papers served, and the failure so to notify such indemnifying party of any such action, suit or proceeding shall relieve it from any liability which it may have to any indemnified party under Section 8(b) or 8(c) to the extent, and only to the extent, that such failure was prejudicial to the indemnifying party. In no event shall any such failure relieve an indemnifying party of any liability which it may have to an indemnified party otherwise than under Section 8(b) or 8(c). In case any such action, suit or proceeding shall be brought against any indemnified party and such party shall notify the indemnifying part of the commencement thereof, the indemnifying party shall be entitled to participate therein, and, if it shall wish, individually or jointly with any other indemnifying party, to assume (or have such other party assume) the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election (or the election of such other party) so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses, other than reasonable costs of investigation requested by the indemnifying party (or such other party), subsequently incurred by such indemnified party in connection with the defense thereof, except as provided in Section 8(f).

(f)                                   The indemnified party shall have the right to employ its counsel in any such action, but the reasonable fees and expenses of such counsel shall be at the expense of such indemnified party unless:

(i)                                     the employment by counsel by such indemnified party has been authorized by the indemnifying party (or such other indemnifying party as may have assumed the defense of the action in question);

(ii)                                  the indemnified party reasonably shall have concluded that there may be a conflict of interest between the indemnifying party (or such other party) and the indemnified party in the conduct of the defense of such action (in which case the indemnifying party or such other party shall not have the right to direct the defense of such action on behalf of the indemnified party); or

(iii)                               the indemnifying party shall not in fact have employed counsel to assume the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party.

(g)                                  An indemnifying party shall not be liable for any settlement of any action, suit or proceeding or claim effected without its prior written consent.

(h)                                 The exculpation provisions of the Company’s Articles of Incorporation and Bylaws shall not relieve the Dealer Manager or any of its principals from any liability they may have or incur to the Company under this Agreement.

9.              Confidential Information

(a)                                 For purposes of this Agreement, the “Disclosing Party” shall mean the party disclosing Confidential Information and the “Receiving Party” shall mean the party receiving the Confidential Information. “Confidential Information” shall include all information or material that has or could have commercial value or other utility in the business in which the Disclosing Party is engaged, which is identified as confidential at the time of disclosure or that a reasonable person would consider, from the nature of the information and circumstances of disclosure, is confidential to the Disclosing Party. Confidential Information includes original information supplied by the Disclosing Party, as well as all copies or other recordings of same received by or made by the Receiving Party.  Failure to include a confidentiality notice on any materials disclosed to the Receiving Party shall not give rise to an inference that the information disclosed is not confidential.

(b)                                 The Receiving Party agrees to treat the Confidential Information as confidential to and as the property of the Disclosing Party and to use an appropriate degree of care (which, in any case, will not be less than the degree of care it uses with respect to its own information of like nature) to prevent disclosure of the Confidential Information of the Disclosing Party.  The Receiving Party will use the Confidential Information only for the purposes set forth in this Agreement. The Receiving Party will not disclose this Agreement or the Confidential Information, except to the Receiving Party’s directors, officers, employees and contractors who have a need to have same disclosed to them for the purpose of carrying out the purposes set forth in this Agreement and who have been advised of the obligation of confidentiality and are obligated to keep the Confidential Information confidential. In the case of the Receiving Party disclosing Confidential Information to any of its contractors who have a need to have same disclosed to them, any and all such contractors must have executed a non-disclosure agreement with the Receiving Party with conditions at least as restrictive as this Agreement.

(c)                                  Nothing in this Agreement is to be construed as granting the Receiving Party any title, ownership, license or other right or interest with respect to the Confidential Information of the Disclosing Party. Confidential Information will be held in trust by the Receiving Party for sole and exclusive benefit of the Disclosing Party.

(d)                                 Confidential Information, together with all related memoranda, notes, and other writings prepared by the Receiving Party incorporating the Confidential Information, and all copies thereof, will be returned or delivered by the Receiving Party to the Disclosing Party or destroyed by the Receiving Party: upon request by the Disclosing Party at any time.  Notwithstanding anything in this Agreement to the contrary, the Receiving Party shall not be required to destroy or erase any general electronic archive or back-up tapes that are routinely kept in the ordinary course of business pursuant to records retention policies or “litigation holds” on destruction of documents imposed by their counsel in connection with pending or threatened litigation.  A senior officer of the Receiving Party, if requested by the Disclosing Party in writing, shall certify, by way of affidavit or statutory declaration, on behalf of the Receiving Party that all such Confidential Information has been returned, delivered or destroyed, as applicable.

(e)                                  The Receiving Party will not copy or reproduce in any other manner or form the Confidential Information except as reasonably required for the purposes set forth in this Agreement and will ensure that any notices of confidentiality or other proprietary rights in, on or to the Confidential Information are reproduced on all copies.

(f)                                   This Agreement does not apply to or restrict either of the Parties from using or disclosing: (i) Confidential Information which is or becomes public other than through a breach of this Agreement; (ii) Confidential Information already known by the Receiving Party prior to the date of this Agreement; (iii) Confidential Information which is disclosed, without obligation of confidentiality to the Receiving Party by a person or entity who is not a party to this Agreement and who is entitled to disclose such information without breaching an obligation of confidentiality; or (iv) Confidential Information that is required to be disclosed by operation of law, regulation or court order, in which case the Receiving Party shall limit such disclosure to that which is required and the Receiving Party shall provide the Disclosing Party with prior written notice of such disclosure sufficient to enable the Disclosing Party to obtain an appropriate protective order, if the Disclosing Party so desires.

(g)                                  The Receiving Party hereby acknowledges that all Confidential Information is owned solely by the Disclosing Party and that unauthorized disclosure or use of the Confidential Information would cause the Disclosing Party irreparable harm, significant injury and other damages, the degree, extent or value of which may be difficult, if not impossible, to ascertain. Accordingly, the Receiving Party agrees that the Disclosing Party shall have the right to obtain an immediate injunction against any actual, threatened or anticipated breach of this Agreement, as well as the right to pursue all other rights and remedies available at law or in equity for same.

(h)                                 The Receiving Party acknowledges that the Disclosing Party might suffer irreparable harm due to delay if, as a condition of to obtaining an injunction, restraining order or other equitable remedy with respect to such a breach, the Disclosing Party was required to demonstrate that it would suffer irreparable harm.  Therefore, the Receiving Party expressly consents to the issuance of a temporary restraining order or preliminary injunction by any court with jurisdiction over the Receiving Party to prohibit breach of this Agreement, or to maintain the status quo pending the outcome of any court proceeding that may be initiated.

10.       Relationship of Wholesaler, Offering Participants and the Dealer Manager

(a)                                 The obligations of each of the Wholesaler and the Offering Participants are several and not joint. Nothing herein contained shall constitute the Wholesaler and the Offering Participants, or any of them, as an association, partnership, unincorporated business or other separate entity. The Dealer Manager and the Company shall be under no liability to the Wholesaler except for lack of good faith and for obligations expressly assumed by the Dealer Manager and the Company in this Agreement.

(b)                                 The parties hereto acknowledge that the Wholesaler’s obligations under this Agreement have no impact on, and in no way release the Dealer Manager from, the Dealer Manager’s obligations and rights to act as the exclusive agent and dealer manager for the Company pursuant to the Dealer Manager Agreement.

11.       Termination

(a)                                 This Agreement shall remain in full force and effect for sixty (60) days following the date hereof (the “Term”).  Thereafter, this Agreement shall be automatically renewed for additional and successive terms of one (1) month (each, a “Successive Term”), unless and until terminated as provided in this Section 10 by any party upon written notice to the other parties at least five (5) days prior to the end of the Term or Successive Term, as applicable.

(b)                                 This Agreement shall terminate automatically upon the termination of the Dealer Manager Agreement. If the Dealer Manager Agreement is terminated or there has been notice of termination, then prior to the date of its termination the Dealer Manager agrees to promptly transfer and assign the currently effective Dealer Manager Agreement and all applicable Selling Agreements to the Wholesaler or such other party designated by the Company (the “Designated Successor”), together with all associated duties, rights, obligations and interests, and the Dealer Manager will work with FINRA and the other parties hereto to obtain regulatory approval for the Designated Successor to serve as Dealer Manager. The Dealer Manager will cooperate fully with the Company and the Designated Successor to accomplish an orderly transfer.

(c)                                  This Agreement shall automatically expire on the termination date of the Offering as described in the Prospectus.

(d)                                 The termination of this Agreement for any reason shall not affect (i) the obligation of the Dealer Manager to pay the Distribution Fees accrued and reimburse costs and expenses incurred prior to the termination hereof, or (ii) the obligations under Section 8.

12.       Miscellaneous

(a)                                 This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto; provided, however, that a party hereto may not assign any rights, obligations, or liabilities hereunder without the prior written consent of the other parties.

(b)                                 All notices, requests, demands, approvals, consents, waivers and other communications required or permitted to be given under this Agreement (each, a “Notice”) shall be in writing and shall be (i) delivered personally, (ii) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or (iii) sent by next-day or overnight mail or delivery:

If to the Dealer Manager:

International Assets Advisory, LLC

390 North Orange Ave., Suite 750

Orlando, Florida 32801

Attention: General Counsel

If to the Company:

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

Attention: Chief Executive Officer

If to the Wholesaler:

CCO Capital, LLC

2325 E. Camelback Road, 10th Floor

Phoenix, AZ 85016

Attention: President

or to such other Person or address as any party shall specify by Notice in writing to the other parties in accordance with this Section 13(b). Each Notice shall be deemed effective and given upon actual receipt or refusal of receipt.

(c)                                  This Agreement and any disputes relative to the interpretation or enforced hereto shall be governed by and construed under the internal laws, as opposed to the conflicts of laws provisions, of the State of New York.

(d)                                 All captions used in this Agreement are for convenience only, are not a part hereof and are not to be used in construing or interpreting any aspect hereof.

(e)                                  This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in multiple counterparts, each such counterpart to be deemed an original but which all together shall constitute one and the same instrument.

(f)                                   This Agreement may not otherwise be amended, supplemented or waived except by the express written consent of the parties hereto. No waiver of any provision of this Agreement may be implied from any course of dealing between or among any of the parties hereto or from any failure by any party hereto to assert its rights under this Agreement on any occasion or series of occasions.

(g)                                  The provisions of this Agreement shall survive the termination of this Agreement with respect to any matter arising while this Agreement was in effect.

(h)                                 If any provision of this Agreement, or the application of any provision to any person or circumstance, shall be held to be inconsistent with any law, ruling, rule or regulation, the remainder of this Agreement or the application of the provision to persons or circumstances other than those as to which it is held inconsistent, shall not be affected thereby.

If the foregoing is in accordance with your understanding of this Agreement, please sign and return a counterpart hereof, whereupon this Agreement will become a binding agreement among us in accordance with its terms.

[Signature page follows.]

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ David Thompson
Name:	David Thompson
Title:	Chief Financial Officer

INTERNATIONAL ASSETS ADVISORY, LLC

By:	/s/ David Weinberger
Name:	David Weinberger
Title:	Chief Operations Officer

Confirmed, Accepted and Agreed to
as of the date first above written:

CCO CAPITAL, LLC

By:	/s/ William Miller
Name:	William C. Miller
Title:	President